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OICF/BY: dlw

DATE : 7/10/03

TATE & LYLE



ingredients of quality

annual report 2003

Contents

Tate & Lyle PLC is a public limited company listed on the London Stock Exchange and registered in England. This is the report and accounts for the year ended 31 March 2003.



Convenience	Efficiency	Taste	Texture	Health and wellbeing
We add food starches to soups, gravies and sauces. page 6	We add food starches and sweeteners to ready-made meals. page 6	We add sweeteners and citric acid to beverages. page 8	We add industrial starches to cardboard. page 8	We add sorbitol and zinc citrate to toothpaste. page 10

Tate & Lyle is a world leader in manufacturing ingredients derived from carbohydrates. Our core competence is to take corn, wheat or sugar and add value to these raw materials through technology. As a result of continuous innovation we offer an ever-wider product portfolio of versatile and functional ingredients. These products include cereal sweeteners, starches, sugars and citric acid.

Our customers include the world's leading food and beverage brands and our products also have wide applications in the pharmaceutical, cosmetics, paper, packaging and building industries. We offer quality products backed by strong technical support. We help our customers differentiate their products and brands from their competitors' and make their manufacturing processes more cost effective.

Tate & Lyle makes ingredients that touch people's lives in many ways. Our products help to add taste and texture to everyday products used by millions of people. We help make consumers' lives more convenient and efficient, and our ingredients contribute to their health and wellbeing.

Tate & Lyle operates more than 40 plants in 24 countries, almost all in Europe and the Americas. We employ 6,700 people in our subsidiaries with a further 2,800 employed in joint ventures. In the year to 31 March 2003, Tate & Lyle achieved total sales of £3,167 million and profit[1] of £228 million.

[1]Profit before tax, exceptional items and goodwill amortisation.

financial highlights

The year to 31 March 2003 saw another significant improvement in profitability building on the progress the Group made last year.

Profit before tax, exceptional items and goodwill amortisation
£ millions


03 228
02 159
01 113
00 209
99 171

Diluted earnings per share before exceptional items and goodwill amortisation
pence


03 33.0
02 22.1
01 14.8
00 29.9
99 28.4

Dividends per share
pence


03 18.3
02 17.8
01 17.8
00 17.8[1]
99 17.2

Net debt
£ millions


03 471
02 639
01 963
00 805
99 986

[1]Annualised.

performance

	2003 year	2002 year	
Total sales	£3 167m	£3 944m	- 20%
Profit before tax, exceptional items and goodwill amortisation	£228m	£159m	+ 43%
Profit before taxation	£187m	£159m	+ 18%
Diluted earnings per share before exceptional items and goodwill amortisation	33.0p	22.1p	+ 49%
Diluted earnings per share	27.7p	24.6p	+ 13%
Dividend per share	18.3p	17.8p	+ 2.8%

- Profit before tax, exceptional items and goodwill amortisation increased by 43%
- Profit before tax increased by 18%
- Diluted earnings per share before exceptional items and goodwill amortisation increased by 49% to 33.0p
- Diluted earnings per share increased by 13% to 27.7p
- Amylum integration benefits net of costs exceeded £25 million
- Interest cover increased from 3.3 times to 7.6 times (underlying 6.8 times)
- Net debt reduced by £168 million to £471 million
- Proposed dividend of 18.3p per share, an increase of 2.8%

chairman's statement



Sir David Lees Chairman

Overview

The year to 31 March 2003 saw another significant improvement in profitability building on the progress made in the year to 31 March 2002. The margin on sales increased and the Group's return on net operating assets of more than 14% is starting to look respectable although there is more to go for. The balance sheet is stronger as a result of a good cash flow performance and net debt of £471 million was less than half of what it was two years ago and is lower than it has been at any time in the last ten years. Interest cover at 6.8 times, excluding unusual interest credits, was also much improved.

Results

Profit before tax, exceptional items and goodwill amortisation increased to £228 million (2002 – £159 million) with a stronger performance from Amylum and the full year benefit from the disposal of our loss-making US sugar businesses. Profit before tax after exceptional items and goodwill amortisation was £187 million (2002 – £159 million). Exceptional items in the year to 31 March 2003 amounted to a net £33 million charge (2002 – £8 million credit) and include an operating exceptional charge of £39 million primarily to write down the US and Mexican citric acid assets to their estimated recoverable value. Goodwill amortisation was £8 million (2002 – £8 million).

Diluted earnings per share before exceptional items and goodwill amortisation for the year to 31 March 2003 were 33.0p (2002 – 22.1p). Diluted earnings per share after exceptional items and goodwill amortisation were 27.7p (2002 – 24.6p). There was a strong cash inflow of £189 million (2002 – £318 million) after payment of dividends of £84 million. Net debt at 31 March 2003 was £471 million (2002 – £639 million). Interest cover, excluding unusual interest credits, improved to an underlying 6.8 times (2002 – 3.3 times).

Dividend

Although we have maintained the dividend for the last two years the Board has felt unable to recommend an increase with a cover of less than 1.5 times and with relatively high net debt. In the year just ended, the key financial ratios have all improved and the Board, therefore, feels it appropriate to resume the progressive dividend policy to which it is committed in principle.

The total dividend proposed for the year is 18.3p (2002 – 17.8p) and is covered 1.8 times by earnings before exceptional items and goodwill amortisation. The proposed final dividend of 12.8p will be due and payable on 6 August 2003 to all shareholders on the register at 11 July 2003.

Directors

As previously announced, Larry Pillard relinquished his position as Chief Executive at the end of 2002 and became a Non-Executive Director on 1 January 2003. Larry joined Tate & Lyle in 1992, became a Director in 1994 and Chief Executive in 1996. The Board is grateful to him for the contribution he has made to the Group as an Executive over the last ten years. It is also grateful to John Walker who retired from the Board on 2 April 2003. John joined the Group over 35 years ago and had been a member of the Board since 1993.

Iain Ferguson joined the Board as Chief Executive on 1 May 2003. Iain was an Executive with Unilever for 26 years and his most recent appointment was as Senior Vice President, Corporate Development, prior to which he was Executive Chairman of Birds Eye Walls. He has considerable experience of the global food industry and his background in science and technology equips him well to lead Tate & Lyle through the next phase of its development. Stanley Musesengwa was appointed to the Board as an Executive Director on 2 April 2003 having joined Tate & Lyle in 1979. He has held a number of different executive positions in the Group and on 1 May 2003 was appointed to the new role of Chief Operating Officer, reporting to the Chief Executive.

This new management structure, comprising a Chief Executive and a Chief Operating Officer, has been created to ensure that every opportunity is taken to enhance Group-wide operating efficiency while at the same time facilitating the development of our strategy.

The challenge for our new management team is to improve efficiency, to further reduce costs, and to continue the development of the market for our value added and branded products.

Corporate Social Responsibility
Pages 21 to 25 of this Report set out our performance and policies as they relate to health and safety, the environment, employees, commercial partners and suppliers, and the communities in which we are involved. It is encouraging to note that in most cases the Group continues to improve its performance and although the Group Safety Index for calendar year 2002 on page 21 shows some slippage compared with 2001, this is due to a rise in the severity of some accidents rather than a rise in the overall number of incidents, which continues to decrease. The Group successfully met the criteria for entry to FTSE4Good, the UK Corporate Social Responsibility Index. Progress in all areas of corporate social responsibility depends on the involvement and commitment of our employees and our appreciation for their efforts is recorded here.

Corporate Governance
In the last year, two further Reports relating to the governance of companies have become available for comment. The Smith Report, which provides guidance to assist Company Boards in making suitable arrangements for their Audit Committees is uncontentious as far as Tate & Lyle is concerned and we will have no difficulty in being compliant with all its main recommendations. The Higgs Report on the Role and Effectiveness of Non-Executive Directors contains a number of suggested changes to the Combined Code on Corporate Governance. Most of these suggestions are uncontroversial but there are a few which the Board believes should be given further consideration by the Financial Reporting Council whose responsibility it is to make amendments to the Combined Code.

In particular, the Board believes that further consideration should be given to the Higgs suggestion concerning the relationship between the Senior Non-Executive Director, the major Institutional Shareholders and the other Non-Executive Directors. The Board also believes that further thought should be given to the proposals that the Chairman should not chair the Nominations Committee, that no individual Non-Executive Director should sit on all three principal Board Committees and that it should be exceptional for a Non-Executive Director to serve on a Board for more than six years. Notwithstanding the above, Tate & Lyle continues to be a strong supporter of high corporate governance standards, fully recognising the importance of adherence to the spirit as well as the letter of the law.

Strategy
Over the last two years the Group's balance sheet has been significantly strengthened and our businesses are now increasingly focused. The Amylum integration project has delivered net benefits ahead of our original plans. Our value added and branded products now form a larger share of our total business. Our strategy is to continue this trend while never losing sight of the opportunities available to us as a high quality low cost global starch and sweetener business.

Outlook
Most of our businesses continue to perform well although the difficulties experienced in our Eastern Sugar and Citric Acid operations, which worsened as last year progressed, show no sign of abating. Consequently, we expect a more even split of profits in the current year than in the previous year when the first half was particularly strong.

We assess the outturn of the annual US and European sweetener pricing rounds concluded last March as being sufficient to cover cost increases but insufficient to impact on margins. With profits last year having benefited from £11 million of unusual income, profit growth in the current year will be primarily dependent on our ability to improve efficiency, to further reduce our cost base, and to continue the development of the market for our value added and branded products. This is the challenge which our new management team has accepted.

Sir David Lees Chairman
4 June 2003

ingredients of quality

Shake & Pour

Tate & Lyle Shake & Pour offers convenience and quality, keeping granulated sugar dry and avoiding spillage. Consumers have responded well helping to grow the brand.



Cardboard

Mylbond 280, introduced by Amylum in May 2002, is a modified starch that improves glue application, increases board strength and accelerates production, helping cardboard manufacturers reduce their energy use.



Detergents

Our citric acid and sodium citrate help detergents clean effectively by increasing solubility, raising enzyme stability and enhancing soil suspension.




784
Sample
Batch no: 00000
2357
Sample

Soup

Campbell Soup Company launched Campbell's 'Soup at Hand' across the US in October 2002. These new ready-to-eat soups have been specially formulated for sipping directly from their plastic containers. With 'Soup at Hand', busy consumers can more conveniently enjoy soup, whether at work, at school

Staley modified starches are important ingredients in these new soups. Campbell uses both cook-up and instant starches to thicken and provide texture to varieties ranging from traditional Cream of Broccoli and Creamy Tomato to teen-friendly flavours like Pizza and Mexican-Style Fiesta.


Soup at Hand

Average US meal preparation time

60 MINUTES	30 MINUTES	5 MINUTES
1987	2002	2030
COOKING TIME		AUTO MINUTE/START

Data from the University of Florida Institute of Food and Agricultural Services publication 'Major Trends Driving Change in the US Food System', by Allen F Wysocki.

convenience and efficiency

We help our customers in the food, beverage, pharmaceutical, cosmetics, paper & board, and building industries improve their efficiency, cut manufacturing costs and compete commercially. More than that, Tate & Lyle ingredients add value by helping our customers differentiate their consumer products and deliver convenience to millions of busy people.

Our global research and development group pioneers new products and applications that deliver efficiency to customers and convenience to consumers. Dedicated technical teams support our versatile product portfolio, improving solutions for existing products and helping launch new ones.

Tate & Lyle helps make life convenient. This is epitomised by ready-made meals where our ingredients ensure cook-freeze stability. To make sure consumers get the quality food they deserve, we test meals with up to 12 cook-freeze cycles, checking on texture and perfecting recipes.

We are built around meeting our customers' requirements, and one of their greatest needs in today's market is to improve efficiency. We help them achieve this in many ways: primarily through a portfolio of ingredients which improve their product manufacturing efficiency.

But we also help through understanding their processes. For example, when sugar syrup is delivered from our UK refinery to a well-known UK manufacturer, the temperature as well as the quality of the product is carefully checked, so that it reaches our customer's plant at the optimum temperature to enter the manufacturing process – reducing the amount of energy needed to make a perfect product.

About our products

Cereal Sweeteners and Starch
Amylum and Staley are our global cereal sweeteners and starches businesses. Amylum, based in seven West European countries and five Central and East European countries, processes wheat and corn. Staley has seven plants in the US and a joint venture in Mexico, all processing corn (maize).

The extraction process for wheat involves grinding it and separating out the wheat proteins (gluten), while corn is steeped in water before being ground and separated. The native starches produced from both cereals can be used in two ways:

- They can be converted into liquid or crystallised cereal sweeteners such as high fructose syrup, glucose syrup, fructose, dextrose and maltodextrins – used in soft drinks; ready-made meals; baking; confectionery; brewing; fruit and vegetable processing; and in the dairy and pharmaceuticals sectors.
- The native starch slurry can be modified to make speciality starches. These add valuable properties such as texture, sheen and viscosity to our customers' products in the food and beverage industry, and the paper, packaging and building industries.

How we taste sweetness


Taste intensity
Fructose
Sucrose
Sucralose
Dextrose
Time to taste

The time it takes to taste sweetness varies depending on which sweetener is used.

taste and texture

We make things taste better and feel good. Our ingredients create flavours and textures people like and expect, delivering refreshing drinks and delicious meals. But we don't just work with food and beverages, our products also add pleasing texture to products such as paper and cardboard.

We go to great lengths to develop products that provide the taste and texture that people enjoy. At our Technology Centre in the US a team of people assess how our ingredients can help improve the taste of our customers' products. Everyone on the panel has been trained to speak the same vocabulary as they describe the taste of a huge range of basic products and final foods.

Besides flavour, we often evaluate texture, mouth feel, eye appeal (clarity and opacity) and odour.

Growing diversity and complexity in the food industry has increased demand for the functionality our ingredients deliver. Tate & Lyle's range of sweeteners is well known. In addition, our acidulants offer tartness in desserts and sourness in confectionery and candies.

When it comes to texture we offer a family of speciality starches that help our customers deliver the texture, stability and smoothness that their consumers demand. Our starches are also central to paper production, determining smoothness as well as absorbancy and strength.

About our products

Sugar and Syrup
Tate & Lyle Sugars is the largest cane sugar refiner in Europe and is based in London, England. Other leading sugar cane businesses in their respective markets are Redpath in Canada and Alcântara in Portugal. Occidente in Mexico and Nghe An in Vietnam are cane refiners, while Eastern Sugar in Central Europe processes beets. To support these, our sugar trading business sources and sells both raw and white sugar for our own refineries and third parties.

Natural sweetness, texture, colour and flavour are delivered to food and beverages through a comprehensive range of functional sugars, syrups and treacles. Further uses are as diverse as pharmaceutical, fermentation, detergent and cement applications.

In the UK, Portugal and Canada, Tate & Lyle's leading consumer brands have strong market positions and high recognition. Molasses produced during sugar processing adds energy and palatability to animal feed and is a substrate for fermentation.

Sucralose
Sucralose is the no-calorie, high intensity sweetener that is made from sugar, tastes like sugar and is 600 times sweeter than sugar. It is also both heat- and shelf-stable. It will not lose its sweetness when foods are processed or stored for prolonged periods, making it an ideal sweetener for use in a wide range of foods and beverages. Sucralose is marketed by Splenda Inc., a Tate & Lyle/McNeil Nutritionals global alliance company.



Cherry Pie

The difference between a cherry pie that everyone wants to eat and the one left on the plate could be MIRA-THIK 606. This starch is especially suited for fruit fillings, helping create appealing desserts.



Sweeteners

Tate & Lyle offers a range of sweeteners to ensure our customers can create the beverages their consumers enjoy.



Sucralose

Approved in over 50 countries, sucralose is used in a range of products, including soft drinks, confectionery and dairy desserts.



Lyle's Golden Syrup

Since August 2002, Lyle's Golden Syrup Squeezy has made it easier to add the distinctive flavour to toast, pancakes or ice-cream. The Lyle's taste and texture may now be found in new McVitie's Lyle's Golden Syrup Cream Biscuits and McVitie's Lyle's Black Treacle Cream Biscuits. Additionally, Hoppers has launched individual Traditional Flapjack and Sultana Flapjack made and cobranded with Lyle's Golden Syrup.



ingredients of quality

Jam for Diabetics

Diabetics are now able to take advantage of sucralose, launched in UK shops during 2002 by our global alliance partner McNeil Nutritionals. Sucralose offers the taste of sugar without the calories, but also stability to heat in cooking. So now home-made jam can be enjoyed by everyone in the family.



Sports Drinks

Our carbohydrates provide the energy that active people need through sports drinks and other fitness products.



Calcium Fortification

Tate & Lyle produces several speciality citrates including calcium potassium, sodium and zinc. These products can be used to fortify and supplement products such as orange juice, milk and tablets.



Toothpaste

The sorbitol we make is used to help make toothpaste creamy. Our zinc citrate adds tartar control and helps oral hygiene.





Reduced calories in gravies and sauces



Greater than 50% reduction in calorie content by using Tate & Lyle starches in low-fat products.

health and wellbeing

The food we eat and the lifestyle we lead contribute to our health. Tate & Lyle helps make reduced-calorie meals, offers fat-free energy for active people and provides ingredients for health-care products such as mineral supplements and toothpaste.

Tate & Lyle contributes in a variety of ways toward healthy lifestyles. Our products include sweeteners that vary in type and nutritional effect from a range of calorific sweeteners to the non-calorific sweetener sucralose, offering people the chance to choose the sweetener best suited to their needs. We also manufacture products that are used to replace fat, add fibre and enhance mineral content. Other products we make are used in the manufacture of health-care products such as toothpaste; in the pharmaceutical industry, they are used in a variety of formulations including syrups that contain drugs and ointments.

Tate & Lyle supports programmes to help people make decisions that foster active healthy lifestyles. For example, as members of the UK Food & Drink Federation we support the Activaters programme that helps young people understand how to balance intake with activity and promotes healthy choices such as the 'five fruit and vegetables a day' campaign.

On dental health, through its support of the UK Sugar Bureau, Tate & Lyle has helped to fund research and promote regular brushing with fluoride toothpaste, along with sensible eating and drinking habits to ensure that tooth decay is avoided.

About our products

Fermentation Products
A Tate & Lyle core competency is to ferment sugar, cereal sweeteners or molasses into citric acid, ethanol and grain alcohol. Our fermentation expertise is also being applied to produce natural ingredients to replace artificial ones. The Group is a world-leading producer of citric acid, with plants in the US, UK, Brazil and Mexico, and a joint venture in Colombia. Ethanol and potable grain alcohol are fermented at a number of plants in Europe and North America.

Citric acid plays an important role helping give virtually all carbonated and non-carbonated beverages a pleasant and thirst-quenching taste. Its versatility also makes it ideal for application across many other sectors such as food, pharmaceutical, detergent and industrial products.

Potable grain alcohol, of which Tate & Lyle is the largest manufacturer in the European Union, is a major ingredient for alcoholic beverages. In the US we produce fuel ethanol, which helps reduce greenhouse gas emissions.

Polyols
Sorbitol is produced by hydrogenating cereal syrups at our plant in France. A versatile ingredient, it is a low calorie and tooth-friendly sweetener, and helps to hold moisture and provide plasticity in food, pharmaceutical, cosmetic and chemical products.

Wheat Protein
Amylum is the world leader in wheat protein technology. The protein or gluten is washed from wheat flour and sold as vital wheat gluten (commonly used in bread) or for animal feed.

chief executive's review



Iain Ferguson **Chief Executive**

Group Performance

I joined the Group after the year-end and the improved financial results and a much stronger balance sheet reflect the performance of the management team led by Larry Pillard until the end of December 2002, and then by Simon Gifford until the end of April 2003.

Group profit before tax, exceptional items and goodwill amortisation of £228 million was a £69 million (43%) improvement on the £159 million for the year to 31 March 2002. Group profit before tax after exceptional items and goodwill amortisation was £187 million (2002 – £159 million).

Net debt has been reduced by strong cash generation to £471 million at 31 March 2003 from £639 million at 31 March 2002. The net debt to Group EBITDA (earnings before interest, tax, depreciation and goodwill amortisation) multiple has improved from 2.1 times to 1.4 times and gearing (net borrowings as a percentage of net assets) has reduced from 59% to 45%.

Group Targets

The Group set itself a number of financial and other targets and has made significant progress on all of them in the year to 31 March 2003.

- Our target to return interest cover to 4.0 times (from a low of 2.3 times in the year to March 2001) has been exceeded with cover at 6.8 times after excluding unusual interest credits.
- The interim target is to restore the overall Group Return on Net Operating Assets (RONOA) to at least 15%. We achieved 14.2%, up from 10.5% in the year to 31 March 2002 and 8.5% in the year to 31 March 2001.
- We have grown the contribution of value added and branded products as a percentage of Group profit before interest, exceptional items and goodwill amortisation to 52%, exceeding our target of 50%.
- We have accelerated the delivery of benefits from the Amylum integration programme with gross benefits this financial year exceeding £35 million against our target of £20 million.
- All businesses have been set a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. Overall, the Group has exceeded this target in each of the last three calendar years.

Focus on Key Activities

We generated £60 million in proceeds from the sale of businesses and assets in the year (2002 – £137 million) and the programme to dispose of non-core and underperforming businesses is now largely complete. The majority of the proceeds came from the completion of the sale of Western Sugar early in the year and the sale of the North American molasses and third party liquid storage businesses.

Performance of Main Businesses

Staley, our American cereal sweetener and starch business, achieved margin gains in high fructose corn syrup (HFCS) pricing in the 2002 calendar year and better by-product prices but these were offset by lower citric acid and ethanol margins.

Staley's citric acid division operated well and benefited from cost reduction initiatives. However, these were unable to keep pace with the continuing decline in selling prices due to global oversupply. Whilst the business was profitable for the year, we incurred a trading loss in the second half year. We have taken a £39 million operating exceptional charge primarily for the impairment of our citric acid assets in the USA and Mexico. The Mexican factory will close completely before the end of the 2003 calendar year.

Ethanol margins were down, reflecting lower average gasoline prices and oversupply as the industry added new capacity in anticipation of increased demand.

There are early signs that the market for industrial starches is beginning to show some signs of recovery. Speciality food starches were again resilient.

Amylum performed well and improved sales of products with higher margins offset price reductions in the 2002 calendar year. Eaststarch, our starch joint venture in Central and Eastern Europe had a good year, with the four main plants increasing profitability.

Amylum also benefited from the earlier than expected delivery of savings resulting from its integration into the Group. Benefits exceeded £35 million, against our target of £20 million, with costs of £10 million, in line with the target. Whilst the majority of the net benefits accrued directly to Amylum, this is a Group-wide initiative and some benefits are reported in Tate & Lyle Europe, and in Staley. This accelerated progress reflects an excellent performance by the integration team, which is drawn from people throughout the Group.

The 2003/04 financial year will be the final year of the formal integration programme and we are confident of reaching our benefits target of £50 million per annum. We also anticipate integration costs will not exceed £10 million.

In the last quarter of the financial year to 31 March 2003, industry pressures meant that both Staley and Amylum were unable to secure margin increases in sweetener prices for the calendar year 2003. Staley recovered higher corn costs and increased margins on basic starch and food ingredient products but citric acid prices continued to decline. In Europe, small pricing gains at Amylum in certain markets and products (such as vital wheat gluten) have been offset by price reductions elsewhere.

Our cane refineries in the UK and Portugal continued to perform well. Redpath, our Canadian refinery, benefited from both good operations and a small stock holding gain due to higher world raw sugar prices.

Performance of Other Businesses

Eastern Sugar, our sugar joint venture in Central Europe, which was profitable in the previous year, incurred losses overall. This was due to the collapse of the sugar regime in the Czech Republic, which caused a significant erosion of sugar selling prices in that country.

Whilst we believe this issue will be resolved when the Czech Republic accedes to the EU in May 2004, we do not expect Eastern Sugar to return to profit in the year to 31 March 2004.

Almex, our Mexican joint venture corn wet miller, suffered lower profits due to the continued imposition of a tax on soft drinks containing HFCS. A dispute with the Mexican Government over import duties was satisfactorily resolved.

Occidente, our Mexican cane sugar miller, had an improved performance due to increased demand for sugar as a result of the same tax on drinks containing HFCS.

NAT&L, our cane sugar factory in Vietnam, continued to trade profitably but was affected by lower domestic sugar selling prices.

Sugar trading performed strongly and had an exceptional year.

Tate & Lyle Sucralose received the second annual US$10 million licence payment under the Global Alliance announced in September 2001.

Tate & Lyle Reinsurance, the Group's captive reinsurance company, had a better year as the prior year included a charge in respect of exposure to the terrorist attacks in the USA on 11 September 2001.

Safety

Tate & Lyle believes that no business activity is of such urgency or importance that it may be carried out in an unsafe manner and our aim is continually to improve our safety record.

We use a Group Safety Index to compare safety performance across the Tate & Lyle Group. This approach highlights good practices and indicates where further work is needed. The Index covers calendar years and we have a target to reduce it to zero for every Tate & Lyle operation.

In 2002, 63% of locations either repeated or improved on their 2001 safety performance. However, the Group Index for the calendar year 2002 rose slightly compared with 2001.

This occurred because although we maintained a pattern of continuously reducing the number of recordable and lost time injuries, serious injuries in three locations resulted in a higher overall severity rate than reported in 2001. All locations have redoubled their efforts to improve our performance in this important area.

Community Involvement

Tate & Lyle has operations in more than 20 countries and we regard our impact on the communities where we work as being an important measure of our performance.

We maintain strong and diverse community involvement and we work alongside community partners with whom we enjoy shared objectives. It is in our interests to operate in strong, safe and healthy communities and if we can help achieve this it improves the quality of life for employees as well as our neighbours. I also believe that levels of commitment and motivation are increased if employees hold Tate & Lyle in high esteem.

The community involvement policy is reviewed annually by the Board. The programmes are managed locally.

Conclusion

I am delighted to have joined Tate & Lyle at this important point in its development. Over the last three years, the Group has substantially improved its cost structure and focused on its core activities. The programme to dispose of non-core and underperforming businesses is now largely complete.

On behalf of the Board, I would like to thank employees around the Group for their efforts during the last year that resulted in the improved profitability. I look forward to working with them and the Board to build on this solid platform and to continue the drive for efficiency and growth.

Iain Ferguson Chief Executive
4 June 2003

operating and financial review



Simon Gifford Group Finance Director

Summary of Financial Results

Total sales decreased by £777 million to £3,167 million. Discontinued activities and exchange rate translation on continuing activities reduced sales by £552 million and £111 million respectively. Sugar trading sales reduced by £154 million. Sales from other continuing activities increased by £40 million.

Profit before interest, tax, exceptional items and goodwill amortisation increased by 18% from £216 million to £254 million due mainly to improvements at Amylum and the completion of the disposal of the loss-making US sugar businesses early in the year. Profit before interest and tax after exceptional charges of £33 million (2002 – credits of £8 million) and the goodwill amortisation charge of £8 million (2002 – £8 million) was £213 million, compared with £216 million in the year to 31 March 2002.

Interest costs reduced from £57 million to £26 million. Of this reduction, £8 million was due to unusual interest income on tax and duty. Interest cover improved from 3.3 times to 7.6 times, or 6.8 times excluding the unusual credits.

Profit before tax, exceptional items and goodwill amortisation was £228 million, an improvement of 43%. Profit before tax included unusual income of £11 million. We reported £5 million of this, relating to interest received on tax refunds and exchange gains on foreign currency balances, in the results for the six months to 30 September 2002. In the second half of the financial year this was reduced by a £1 million exchange loss on foreign currency. The balance was a £7 million credit for a refund of duty in Mexico, of which £4 million was interest received. Profit before tax, after exceptional items and goodwill amortisation was £187 million compared with £159 million in the year to 31 March 2002.

Diluted earnings per share before exceptional items and goodwill amortisation for the year to 31 March 2003 were 33.0p (2002 – 22.1p). Diluted earnings per share after exceptional items and goodwill amortisation were 27.7p (2002 – 24.6p).

The Board is recommending a 0.5p per share increase in the final dividend to bring the total dividend for the year to 18.3p per share. The proposed dividend is covered 1.8 times by earnings before exceptional items and goodwill amortisation, an improvement from 1.2 times in the previous year. Earnings after exceptional items and goodwill amortisation covered the dividend 1.5 times (2002 – 1.4 times).

Net debt reduced by £168 million from £639 million to £471 million, assisted by £60 million proceeds from disposals.

Exceptional Items and Goodwill Amortisation

Exceptional items totalled a net charge of £33 million. An impairment charge of £39 million was taken as an operating exceptional item primarily to write down the assets of the US and Mexican citric acid operations to their recoverable values, following continued global pressure on selling prices. The Mexican factory will be closed completely before the end of the calendar year 2003.

The balance was an exceptional non-operating net profit of £6 million. Included within this was a £14 million profit following the disposal of the US sugar businesses in November 2001 and April 2002 and a £12 million anticipated loss on a planned disposal, which was after a £9 million charge for goodwill previously written off to reserves. Amortisation of capitalised goodwill totalled £8 million in the year (2002 – £8 million).

Segmental Analysis of Profit Before Interest

The following paragraphs refer to profit before interest and exceptional items but after the amortisation of capitalised goodwill. The segmental analysis of continuing and discontinued activities for the year to 31 March 2002 has been restated to reflect disposals of companies completed since the publication of last year's Annual Report. Exchange rate translation reduced Group profit before interest by £10 million.

Sweeteners & Starches – Americas: continuing activities
Profits before exceptional items and interest fell by £4 million to £135 million. Exchange rate translation reduced profits by £11 million.

Staley
Despite continuing difficult market conditions in Staley's cereal sweetener and starch business, growth was experienced in nearly all major product lines, particularly in higher value added food ingredients.

Higher corn costs were covered by price increases, and cost reduction initiatives continue to enhance results.

Food ingredients generated improved results, particularly through working closely with our customers on product development. Increased sales were made to export markets and benefits were seen from further integration with Amylum in Europe, especially from unifying research and development.

US sweetener market volumes remained similar to the prior year, and the trend continued of bottled water and fruit-flavoured beverage sales increasing at the expense of carbonated soft drinks. Price increases for the 2002 calendar year resulted in stronger overall sweetener margins. The paper industry showed signs of recovery towards the end of the year and margins on industrial starches improved.

Corn costs rose during the year following a drought which reduced the crop, but this was partially mitigated by higher corn oil and corn gluten meal prices. In the 2003 calendar pricing round we recovered the higher net corn costs through selling price increases. Ethanol selling prices fell sharply in the year both in response to lower average gasoline prices and as the industry added new capacity. Industry production has increased in anticipation of increased demand from the banning of methyl tertiary butyl ether (MTBE), the alternative fuel oxygenate, in California (now deferred until January 2004) and the impact of the US Energy Bill.

Manufacturing operations continued to perform well, and both fixed and unit costs were reduced. Energy costs were lower and rising natural gas prices underscored the importance of our conservation programme. A small potato starch plant was closed.

Much of the process development on 1,3-propanediol, which uses corn as a feedstock, is complete. We continue to work with DuPont to move this fermentation project to the next stage of development, providing we can anticipate an adequate return on further investment.

We are also building a xanthan gum production facility, scheduled for commissioning in 2004.

In Mexico, high fructose corn syrup (HFCS) sales were significantly lower at Almex, our joint venture, as the tax on soft drinks containing HFCS remains in place. Although the industry is suffering from inefficient plant utilisation, prices on the rest of the product portfolio increased. A long-running dispute with the government over import duties was resolved and a refund of £7 million has been recognised in the accounts for the year ended 31 March 2003, of which £3 million is included in profit before interest, with the balance reducing the interest charge. Access into Mexico for US HFCS under the North American Free Trade Agreement remains unresolved between the Mexican and US governments.

There remains significant over-supply to the global citric acid market. Prices continued to decline under pressure from Asian imports, and again we managed only a small operating profit, despite making further significant cost reductions. Our Mexican plant will close by the end of the calendar year, and an impairment charge has been taken against this and the US operation. We anticipate a modest exceptional charge for the closure, which will be booked in the year to 31 March 2004. Plant closures have been announced by competitors in Ireland, China and the Czech Republic. We announced that part of our UK factory will be converted to produce AstaXin®, a natural source of astaxanthin, which is widely used in the aquaculture industry. Despite these signs of industry rationalisation, the market is likely to remain difficult in the near term, and we do not expect to make a profit from citric acid in the year to 31 March 2004.

North American Sugar
Redpath, in Canada, had an exceptional year, once again achieving record sales with strong growth in the industrial sector. Food manufacturers continue to relocate production from the US to Canada, where the cost base is lower. Profits improved due to higher sales volumes, lower energy costs and improved productivity. The increase in the world price of raw sugar resulted in a stockholding gain of £2 million compared with a £2 million loss in the previous year.

Occidente, our joint venture cane sugar business in Mexico, achieved a significant improvement in operating profit despite an adverse movement in exchange rates. Record sugar production from the campaign that ended in June 2002 exceeded 340,000 tonnes. Technical performance of all three mills has improved under new operational management.

In Mexico, sugar has replaced HFCS in soft drinks since the imposition of the tax on HFCS-containing soft drinks. This has increased domestic demand for sugar, with the consequence of firmer pricing. The prospects for the coming year are good with the probability that most of the production will be sold onto the higher price domestic market with very little exported at world prices.

A new sugar blending operation in Mexico was commissioned, in association with Redpath's Canadian blending operation, and Occidente has begun to export sugar-containing products to the USA.

Sweeteners and Starches – Europe: continuing activities
Profit before exceptional items and interest increased by 23% from £87 million to £107 million. Exchange rate translation increased profits by £1 million.

Amylum
Amylum's cereal sweetener and starch business accounted for the majority of the improvement in the sector.

The integration and cost reduction project delivered benefits exceeding £35 million, well ahead of the £20 million target. Costs of £10 million were in line with expectations. The benefits were primarily generated by lower manning levels, and purchasing and manufacturing efficiencies.

Volumes improved for both sweeteners and starches. Wheat costs fell following good harvests and increased imports into the EU from Russia and the Ukraine. Maize prices were also reduced due to improved crops and the initial impact of imports from countries listed for the first wave of accession to the EU. By-product selling prices were also lower. Small pricing gains in certain markets and products (such as vital wheat gluten) were offset by price reductions elsewhere.

Monosodium glutamate pricing continued to improve and even though Orsan reported a small loss for the year, it was less than in prior years. Progress towards completing the sale of Orsan France, particularly as regards obtaining competition authority approvals, remains satisfactory.

Manufacturing costs decreased despite increased local taxes and higher insurance and post-retirement costs. Energy costs reduced and forward cover mitigated price increases in the second half of the year.

The Eaststarch joint venture businesses in Central and Eastern Europe had an excellent year with higher volumes and improved selling prices aided by lower maize costs. Greater stability in Turkey and improved operating efficiencies were the primary drivers, including the benefits of the integration programme. The imposition of sweetener quotas in Turkey will limit a repeat performance in the coming year.

Tate & Lyle Europe

The UK and Portuguese sugar businesses continued to perform satisfactorily. The UK operations benefited from the strengthening of the euro. Energy costs were higher following the expiry of a medium-term contract in the year to 31 March 2002. Lyle's Golden Syrup sales grew in new export markets and franchises with United Biscuits for McVitie's Lyle's Golden Syrup Cream Biscuits and McVitie's Lyle's Black Treacle Cream Biscuits were established. Lyle's Coffee Syrups consolidated their leading position in the UK retail market and Tate & Lyle Sugars' product range was rationalised to concentrate on higher added-value lines.

Capital expenditure was below depreciation with the businesses contributing strong cash flow to the Group.

As part of the integration programme, an outsourcing agreement for the provision of IT services in the UK was terminated, and this function has been re-absorbed by existing support functions within the Group at substantially lower cost.

Eastern Sugar

The Eastern Sugar Group, our European beet sugar joint venture, experienced a difficult year and made losses overall. This was in contrast to a successful previous campaign and profitable year to 31 March 2002. In the Czech Republic, the developing sugar regime collapsed in November 2002 following a successful challenge in the constitutional court and selling prices plummeted. The government is taking steps to stabilise selling prices at more normal levels but the volume of sugar in the hands of traders may hinder its effort. We do not anticipate a return to profit in the short term prior to the Czech Republic's accession to the EU.

The Slovakian business had a satisfactory year. Domestic sales in Hungary were weak as imports of sugar, sugar substitutes and sugar-containing products took market share.

Hungary, Slovakia and the Czech Republic will accede to the EU in May 2004 and will enter the EU sugar regime. Preparations continue in all countries for accession.

Sweeteners and Starches – Rest of the World: continuing activities

Profits before exceptional items and interest increased from £4 million to £11 million. Exchange rate translation reduced profits by £1 million.

Sugar trading profits were exceptionally strong and improved mainly through sales of Brazilian raw sugar. Building on the successful implementation of specialist trading software in the previous year, a thorough review of sugar trading risk management policies and procedures was undertaken and recommended actions successfully implemented towards the end of the year.

Asian Sugar Businesses

Nghe An Tate & Lyle (NAT&L), the Group's cane sugar business in Vietnam, achieved a further record production of 95,870 tonnes of sugar in the financial year, 13% higher than the previous year. NAT&L is now the largest sugar producer in Vietnam and its quality is recognised in the marketplace. Selling prices were under pressure as Vietnam achieved surplus production over local demand.

The remaining investment in Chinese sugar factories, which were sold during the year, did not have a material impact on operating profit.

Animal Feed and Bulk Storage: continuing activities

Profits before exceptional items and interest on continuing activities fell from £10 million to £4 million.

We announced in February 2002 that we would pursue the sale of the worldwide molasses and storage businesses. However, negotiations did not produce an offer for the business as a whole that reflected its contribution to the Group, and the business was withdrawn from sale as a single entity in September 2002. We examined other opportunities to maximise returns from the business, including partial disposals, and sold the North American molasses and third party liquid storage businesses during the year.

In the business retained, and in contrast to the prior year, international freight rates increased significantly. This was as a result of the tensions over Iraq and instability in Venezuela. The limited availability of Thai molasses and difficult feed markets in both the UK and Germany were contributory factors to the reduction in profitability. The costs of the disposal process prior to withdrawing the business as a whole from sale were charged against operating profit in the year to 31 March 2003.

Other Businesses and Activities: continuing activities

This segment, which includes head office activities, reduced costs from £22 million to £10 million, primarily because of the negative impact in the prior year on our captive reinsurance company of the terrorist attacks of 11 September 2001. Exchange rate translation reduced losses by £1 million.

Tate & Lyle Sucralose

The global commercialisation of sucralose, the no calorie sweetener made from sugar, continues with sales growth exceeding expectations. This business is operated under a Global Alliance Agreement with McNeil Nutritionals, a Johnson & Johnson company. Sucralose is now used as an ingredient in over 2,000 products worldwide. It was introduced as an ingredient to the UK market last year and is being used in a number of carbonated beverages, flavoured waters, alcoholic beverages and dairy products.

Meanwhile, national approvals were granted in the Republic of Ireland and Netherlands, in advance of the anticipated adoption of the EU Sweeteners Directive.

A £7 million (US$10 million) licence fee was received from McNeil Nutritionals under the Global Alliance Agreement.

Tate & Lyle Process Technology (TLPT)

TLPT, the Group's sugar technology company, improved its profitability having previously disposed of its chemical and filter businesses. TLPT has developed technology for the transformation of raw sugar to liquid sugar that could find a ready market with the worldwide beverage manufacturers.

Tate & Lyle Reinsurance

The Group's Bermuda-based captive reinsurance company reported an underwriting profit for the year ended 31 March 2003. The previous year's results were adversely affected by increased claims from third party business and in particular our exposure to the terrorist attacks of 11 September 2001. Conditions improved in the third party insurance market and, together with good results from internal exposures to the rest of the Group, led to a positive underwriting result.

The Company decided to discontinue writing non-Group risks with effect from 1 January 2003 and is now in the process of running-off the existing third party liabilities. To date, a third of these liabilities have been commuted. The Group continues to believe it can minimise the effect of higher insurance costs as well as provide stability by continuing the policy of retaining risk and premium in its own reinsurance company.

Discontinued Activities

During the year, the major operating profit impacts were caused by the sales of Western Sugar and the North American molasses and third party liquid storage businesses.

The US sugar businesses lost £18 million in the year to 31 March 2002. Western Sugar was sold in April 2002 and contributed a small operating profit in the year to 31 March 2003.

The US and Canadian molasses and third party liquid storage businesses made a loss prior to their disposal in March 2003.

Interest, Tax and Dividend

Interest

The net Group interest charge was £26 million compared with £57 million in the year to 31 March 2002. Interest income includes £4 million from the loan notes issued to the purchasers of Domino and Western. During the year, interest receivable and similar income benefited from a number of unusual items totalling £8 million. These included recoveries of tax interest and, in the joint ventures, from interest refunds on duty.

Average net debt of Tate & Lyle PLC and its subsidiaries was £530 million, a reduction of £294 million on £824 million the previous year. The reduction in net debt accounted for £20 million of the £31 million reduction in the net interest charge.

The interest rate for subsidiaries in the year when measured against average net debt was 5.5% (2002 – 6.7%). Interest cover based on profit before exceptional items, goodwill amortisation and interest of Tate & Lyle PLC and its subsidiaries improved from 3.3 times to 7.6 times. Excluding the unusual interest receipts, interest cover was 6.8 times.

Profit Before Tax

Profit before tax but after exceptional items and goodwill amortisation was £187 million, compared with £159 million in the prior year. Exchange rate movements reduced profit before tax by £9 million.

Taxation

The Group taxation charge was £57 million (2002 – £39 million). The effective rate of tax, on profit before exceptional items and goodwill amortisation, was 30.7% (2002 – 32.1%).

Dividend

A final dividend of 12.8p will be recommended as an ordinary dividend to be paid on 6 August 2003 to shareholders on the register on 11 July 2003. This is an increase of 0.5p per share. An unchanged interim dividend of 5.5p was paid on 14 January 2003. Earnings before exceptional items and goodwill amortisation covered the proposed total dividend by 1.8 times.

Disposals

We received £60 million proceeds from the disposal of businesses and assets during the year to 31 March 2003, compared with £137 million in the previous year.

The sale of Domino, the US cane sugar refiner, was completed in November 2001. Under the terms of an earn-out clause in the sale agreement, we received deferred proceeds of £8 million in the year.

As reported in last year's Annual Report, Western, the US beet sugar business, was sold to the Rocky Mountain Sugar Growers Co-operative. Sales proceeds total £51 million, £17 million of which have been received. Loan notes are outstanding of £34 million, which will be repaid through instalments by January 2007. In anticipation of disposal, Western's assets were written down in previous financial years, and £9 million of this was reversed as a profit on disposal.

The conditional sale of Orsan France, the monosodium glutamate business, was announced in November 2002 and satisfactory progress is being made to completion. The anticipated loss on disposal charged in these accounts is £12 million, of which £9 million results from goodwill previously written off to reserves.

In December 2002, the Group sold Well Pure, the Hong Kong holding company for the Group's majority interests in two cane sugar factories in China. The company was bought by a group of private Chinese investors and a profit on disposal was made.

In December 2002 and March 2003 respectively, the molasses and third party liquid storage terminals in the USA and Canada were sold, but both still remain subject to closing balance sheet adjustments. Proceeds received were £18 million and a further £10 million was recovered from retained receivables.

Retirement Benefits

The charge for retirement benefits, calculated under SSAP24, was £24 million, an increase of £11 million over the prior year. The pension charge has increased by £6 million on the assumption that the main UK scheme will no longer record a surplus when the actuarial valuation at 31 March 2003 is completed.

The UK Tate & Lyle Group Pension Scheme fund was valued at 31 March 2001 and a valuation as at 31 March 2003 is currently underway. The results of the 2001 actuarial valuation indicated no need to resume contributions at that stage, but informal valuations were performed during the year to 31 March 2003, all of which indicated that the fund had gone into deficit.

Annual cash contributions of around £8 million recommenced with effect from 1 April 2002, and £32 million of supplementary contributions have been made in the year to 31 March 2003 to the fund to eliminate estimated shortfalls, making a total contribution of £40 million.

The valuation of the fund at 31 March 2003 has still to be completed, but it is not anticipated that the fund will record a surplus. Accordingly, the Group has not recognised any amortisation of the surplus indicated by the 31 March 2001 valuation, and this has increased the pension charge by £6 million in the year to 31 March 2003. From 1 April 2002, the UK defined benefit scheme was closed to new members, and a defined contribution scheme has been established.

SSAP24 spreads pension surpluses and deficits over the service lives of employees. Under SSAP24 the net pension liability reduced by £41 million to a net asset of £9 million and the US healthcare provision reduced by £12 million to £118 million.

Under FRS17 the current service cost charged against profit each year is calculated using corporate bond yields, and any change in yields generates volatility in the pensions charge. The use of market values in the balance sheet is likely to give rise to volatile changes in the amounts reported as pension assets and liabilities.

If the accounts had been prepared under FRS17, the net position for all Group defined benefit pension schemes at 31 March 2003 would have been a deficit of £196 million, a movement of £146 million from the deficit of £50 million that would have been recorded under the new standard at 31 March 2002, but an improvement of £54 million from the deficit of £250 million at 30 September 2002. The potential US healthcare liability would have reduced from £117 million at 31 March 2002 and £111 million at 30 September 2002 to £104 million at 31 March 2003.

After taking account of deferred tax, the Group's net assets at 31 March 2003 would have reduced by £138 million from £1,044 million under SSAP24 to £906 million if the financial statements had been prepared under FRS17.

Profit before interest would have increased by £5 million, compared with a £9 million reduction in the previous year, and the net interest charge would have increased by £4 million.

The total charge to profit under FRS17 would have been £23 million compared with £24 million under SSAP24.

Cash Flow and Balance Sheet

Cash Flow and Debt

Operating cash flow totalled £323 million compared with £445 million in the previous year. There was an operating working capital inflow of £36 million but, after the reduction in pension provisions due to supplementary contributions of £42 million, there was a net £6 million working capital outflow (2002 – £143 million inflow). A net £97 million (2002 – £140 million) was paid to providers of finance as dividends and interest. Net taxation paid reduced from £35 million to £7 million, reflecting a number of refunds in the year in the UK and USA. Contributions to the Group's pension funds, both regular and supplementary, increased from £3 million in the previous year to £61 million.

Plant replacement, improvement and expansion expenditure of £75 million was below underlying depreciation of £110 million. Investment expenditure was £15 million, being primarily an injection of funds into the Tate & Lyle Employee Benefit Trust which purchases shares to satisfy options granted under the Executive Share Option Scheme. Disposals of fixed assets and businesses generated cash of £60 million. Exchange translation, and other non-cash movements, increased debt by £21 million.

The Group's net borrowings fell from £639 million to £471 million.

The ratio of net borrowings to earnings before interest, tax, depreciation and amortisation (EBITDA) (before exceptional items) has improved from 2.1 times to 1.4 times and the gearing ratio reduced to 45% at 31 March 2003 (2002 – 59%). During the year, net debt peaked at £605 million in April 2002 (April 2001 during the year ended 31 March 2002 – £959 million).

Funding and Liquidity Management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs the Group seeks to maintain access to a wide range of funding sources. The Group has a euro medium-term note programme and a US commercial paper programme. At 31 March 2003, the Group's long-term credit ratings from Moody's and Standard and Poor's were Baa2 and BBB respectively.

Capital markets borrowings include the €300 million 5.75% bonds and the €150 million Floating Rate Note which mature in 2006 and 2007 respectively. During the year, the Group issued £200 million 6.50% Eurosterling bonds which mature in 2012, which further extends the maturity profile of Group debt.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper and other short-term money market borrowing for the foreseeable future. During the year, the Group arranged committed bank facilities of US$510 million with a core of highly rated banks. These new facilities have a maturity date of five years and they refinanced existing undrawn committed bank facilities with shorter maturity dates. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that the interest cover ratio should not be less than 2.5 times and the ratio of net debt to EBITDA should not be greater than four times.

The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times.

The majority of the Group's borrowings are raised through the Group treasury company and are then on-lent to the business units on an arms-length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the end of the year after subtracting total undrawn committed facilities there was no debt maturing within 12 months and all debt had a maturity of two and a half years or more (2002 – 0% and 51%). The average maturity of the Group's gross debt was 5.4 years (2002 – 3.2 years).

At the year end the Group held cash and current asset investments of £172 million (2002 – £135 million) and had undrawn committed facilities of £348 million (2002 – £461 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not Treated as Debt
In respect of all financing transactions, the Group seeks to optimise its financing costs. The following items are not included in net debt under UK accounting conventions, although disclosure is made in the notes to these accounts.

At Amylum, the Group receives cash from selling amounts receivable from customers (note 18). The facility allows the sale of up to US$85 million (£53 million) of receivables and was fully utilised at both 31 March 2003 and 31 March 2002. Where financially beneficial, operating leases are undertaken in preference to purchasing assets. Commitments under operating leases to pay rentals in future years totalled £209 million (2002 – £166 million) and related primarily to railcar leases in the USA.

Net debt of joint ventures and associates totalling £60 million at 31 March 2003 (2002 – £145 million) was not consolidated in the Group balance sheet. Of Tate & Lyle's £29 million share of net debt of joint ventures and associates, £9 million was subject to recourse to the Group.

Control and Governance Management of Financial Risk
The main financial risks faced by the Group are liquidity risk, interest rate risk, currency risk and certain commodity price risks. Tate & Lyle also faces risks which are non-financial or non-quantifiable, for example, country and credit risk.

The Board of Tate & Lyle PLC regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and sets overall risk limits. The last review was in April 2003. All the Group's material financial instruments are categorised as being held either for trading or risk management. Trading of financial instruments within the Group is severely limited, confined only to tightly controlled areas within the sugar and maize pricing operations. The derivative financial instruments approved by the Board to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

Control and Direction of Treasury
Tate & Lyle's group treasury function operates within a framework of clearly defined Board approved policies and procedures setting out permissible funding and hedging instruments, exposure limits and a system of authorities for the approval of transactions. Most of the Group's financing, interest rate and foreign exchange risks and other treasury activities are managed through a central treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Interest Rates
The exposure to fluctuating interest rates is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/floating rate net debt which aims to optimise net interest costs and reduce volatility in reported earnings. The Group amended its policy during the year, so that out-of-the-money caps are excluded in the determination of fixed rate debt. The Group's policy is that between 30% and 75% of Group net debt is fixed for more than one year and that no interest rate

fixings are undertaken for more than 12 years. At the year end the longest term of any fixed rate debt held by the Group was until June 2012. The proportion of net debt which was fixed for more than one year at the year end was 49% (2002 – 66 %), which excludes £121 million of out-of-the-money interest rate options capping euro rates at 5.0%.

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2003 by an average of 1% over the year to March 2004, this would reduce Group profit before tax by £1 million.

Foreign Currency
The Group has transactional foreign currency exposures arising from sales and purchases by subsidiaries in currencies other than their functional currencies. The Group's foreign currency exposure management policy requires subsidiaries to hedge transactional currency exposures against their functional currency once they are known mainly through the use of forward foreign exchange contracts.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation.

The Group has significant investment in overseas operations, particularly in the Americas and Europe. Movements in exchange rates between balance sheet dates can affect the sterling value of the Group's consolidated balance sheet. The currency profile of net debt is managed to mitigate the effect of these translation exposures arising on the Group's net investment in overseas operations. This is achieved by borrowing in currencies, where practicable and cost effective, which provides a match for the Group's foreign currency assets and which can be serviced from foreign currency cash flows.

Given the current profile of the Group's net operating assets and operating cash flows, the Group aims to maintain a target currency profile of net debt such that US and Canadian dollars combined should exceed 40%, euro should exceed 25%, sterling should not represent more than 25% and other currencies should not exceed 10%.

At the year end, net debt was split by currency: dollars 45%, euro 40%, sterling 14%, and other currencies 1%.The weighted average exchange rate used to translate US dollar profits was US$1.54 (2002 – US$1.43), compared with the year-end rate of US$1.58 (2002 – US$1.42). The only material risks from economic foreign currency exposures are to UK sugar refining from sterling appreciation against the euro.

Use and Fair Value of Financial Instruments
In the normal course of business the Group uses derivative financial instruments with off-balance sheet risk, and non-derivative financial instruments included on the balance sheet.

The fair value of Group net borrowings at year end was £525 million against a book value of £471 million (2002 – fair value £649 million, book value £639 million). Financial instruments used to manage the interest rate and currency of borrowings had a fair value of £4 million liability against a book value of £2 million asset (2002 – fair value £3 million liability, book value £3 million asset). The main types of instrument used are banker's acceptances, loans and deposits, interest rate swaps, interest rate options (caps or floors), cross-currency interest rate swaps and currency loans and deposits.

The fair value of other financial instruments hedging future currency and commodity transactions was £10 million asset against a book value of £9 million asset (2002 – fair value £1 million liability, book value £5 million liability). In currency exposure management the instruments used are spot and forward purchases and sales, and options.

The fair value of financial instruments held for trading was £2 million liability (2002 – £3 million asset) arising in the sugar trading. The net gain included in operating profit from trading financial instruments was £3 million (2002 – £4 million profit).

Commodities
Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar and maize. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and all are with organised exchanges.

Credit Risk
The Group controls credit risk by entering into financial instruments only with highly credit-rated authorised counterparties. Counterparty positions are monitored on a regular basis.

Going Concern
After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.



Simon Gifford Group Finance Director
4 June 2003

Introduction
Over the past year Tate & Lyle has made progress in its Corporate Social Responsibility activities:

- Making environmental performance a central pillar of good manufacturing practice has yielded strong results and we met our internal targets for improvement in calendar year 2002.
- We continue to refine the collection and reporting of data, but more than that, we have put in place more systems to ensure that operations improve in the light of that data.
- Our *Code of Conduct* – a summary of the policies that we apply to uphold the Group's values – has been communicated effectively to a wide range of stakeholders.
- Employee communication has broadened, with workshops and an improved global intranet enhancing two-way dialogue across the Group.
- Community activity remains strong, epitomising the central role we play in many locations and continuing our history of social involvement.

The major disappointment has been the increase in our Group Safety Index in 2002, after two years of excellent progress. This is due to a rise in the severity of some accidents and not an increase in the overall number of incidents, which continues to decrease. We are redoubling our efforts to return the Safety Index to a downward trend.

In September 2002, FTSE4Good, the UK-based corporate social responsibility index, announced that Tate & Lyle met its entry criteria to be added to the UK benchmark index. FTSE4Good's criteria are based on internationally accepted codes of conduct that have been ratified through an extensive global consultation exercise. They focus on the positive efforts of companies and are designed to be useful in developing socially responsible policies and practices.

In the first Business in the Community (BitC) Corporate Responsibility Index, Tate & Lyle was ranked in the third quintile at 68%. The Group attracted very strong ratings for Environmental and Social Performances and rated 100% scores for Business Conduct, Corporate Values, Leadership and Policies, together with very high scores for Product Safety and Occupational Health and Safety.

This report sets out in detail our policies and achievements in the fields of Safety, Environment, Employees, Commercial Partners & Suppliers, and Communities.

Safety
The Group aims to improve safety by focusing on the human aspects: sharing and implementing best practice; expanding employee safety auditing at all levels; and promoting active involvement of employees and their families in all the Group's safety initiatives.

Tate & Lyle believes that no business activity is of such urgency or importance that it may be carried out in an unsafe manner. Good safety is good business and the Group is committed to providing safe and healthy conditions for its employees and visitors. The aim is continually to improve our safety record.

To deliver improvement we emphasise the behavioural aspects of good safety performance using Network Safety Committees of employees to reinforce this. This is a Group-wide network that makes effective use of resources, improves communications and shares best practice. Systematic auditing of safety and loss control programmes, including the active involvement of Company executives underpins this process.

We also recognise and reward outstanding safety performance with awards that mark the passing of significant milestones. Over the course of the year, 19 plants celebrated major safety achievements and received recognition for passing milestones in periods without lost time accidents.

At the end of the financial year, the record for the longest period was held by the Houlton, Maine plant with 3,650 days.

We continue to encourage family participation, distributing safety promotional items to employee homes, holding safety slogan contests, publishing calendars featuring the artwork of employees' children and grandchildren, organising safety fairs and picnics, and offering plant tours for families.

The Board reviews Group safety performance annually and the Chief Executive is the accountable Board member.

Target
To compare safety performance across the Tate & Lyle Group, we use a Group Safety Index. This is an average derived from all the various types of injury, from the least severe to the most. This average is weighted so that the most severe injuries influence the Index more than relatively minor ones: The lower the number, the better our performance. Our target is to reduce the Index to zero for every Tate & Lyle operation.

Group Safety Index


10.40
5.92
3.75
4.07
99
00
01
02

Results
Tate & Lyle operations are each striving to reach their ultimate safety goal of working throughout the year without any lost time injuries. Safety achievements were mixed in calendar year 2002. Of our reporting locations, 63% either repeated or improved on their 2001 safety performance, including 19 that reported no lost time injuries for the entire year. However, although we maintained a pattern of continuously improving recordable and lost time accident rates, serious injuries in three locations resulted in a higher severity rate than reported in 2001. This has the effect of increasing the Group Safety Index.

When comparing Group data to the previous year's statistics:

- Recordable Injury Rate **decreased** by 29%. Recordable Injury is an injury requiring treatment beyond first aid.
- Lost Time Accident Rate **decreased** by 20%. Lost Time Accident is a recordable injury sufficiently severe to result in lost workdays or restrict the employee's ability to perform his/her job, counted from the first day of incapacitation.
- Severity Rate **increased** by 21%. Severity Rate is the number of workdays lost due to injuries per 200,000 employee hours.
- Group Safety Index **increased** by 8%.

Benchmark
Direct comparison between Europe and the US is difficult as national statistics are compiled in different ways. However, we can compare the most recent safety statistics published by the US Bureau of Labour Statistics with the performance of key Tate & Lyle units converted into comparable data. This shows that, although there are never grounds for complacency, Tate & Lyle units outperform their peers both in their respective sectors and the whole US private sector.

Tate & Lyle Compared to US Bureau of Labour Safety Statistics 2002

Recordable Injury Rate
Number of injuries per 200,000 employee hours requiring more than first aid


12
11
10
9
8
7
6
5
4
3
2
1
0
9.9
8.0
All US Private Sector
6.3
2.6
2.0
1.6
2.0
2.0
All US Sugar Industry
Redpath – Tate & Lyle
Tate & Lyle Sugars
Alcântara – Tate & Lyle
All US Grain Milling
Staley – Tate & Lyle
Amylum – Tate & Lyle

Lost Time Accident Rate
Rate of recordable injuries sufficiently serious to result in lost workdays or restricted work activities


5
4
3
2
1
0
4.3
4.1
All US Private Sector
3.0
1.9
1.0
0.6
0.7
0.9
All US Sugar Industry
Redpath – Tate & Lyle
Tate & Lyle Sugars
Alcântara – Tate & Lyle
All US Grain Milling
Staley – Tate & Lyle
Amylum – Tate & Lyle

Environment
Tate & Lyle's operations are conducted in recognition of the Group's responsibilities towards the natural environment within which we live and work, and comply with relevant laws, regulations and consents. Tate & Lyle continues to subscribe to the principles of the International Chamber of Commerce's Business Charter for Sustainable Development.

Each operating unit is required to assess its particular environmental impacts and develop an improvement programme based on identified areas of priority, focus and opportunity. The Board reviews environmental performance annually and the Chief Executive is the accountable Board member.

Environment management system
Operating units must work towards integrating environmental concerns into their normal operating, training and management procedures. Each unit has an environmental management system. In some cases, this also involves working towards external accreditation: for example, most Amylum units have, or are seeking, ISO 14001 accreditation. Other parts of the Group operate in-house systems.

Targets
Following a review of our environmental footprint, three areas have been identified where Tate & Lyle has a significant impact: energy use, water use and non-hazardous solid waste production.

These are parameters over which we have direct control, as opposed to indirect measures such as biodiversity. Improvement in these three areas has a positive effect on the environment and offers economic benefit to the business. In 2000, the Chief Executive set a target of reducing Group energy consumption per unit of production by 3% per year every year. Additional targets set last year were to reduce the water use and solid waste production indices year on year.

Results

Data is collected Group-wide on a quarterly basis, using a comprehensive system to gather the raw data that has been validated by our Corporate Audit department. Absolute data is highly competitive information and open to misinterpretation, so published data is normalised to reflect the amount of product that is manufactured. This normalised index is then aggregated to give a single set of indices for the Group and is also adjusted to take account of acquisitions and disposals. This process offers the opportunity for one plant to be compared with another, even when the product and size varies substantially. We can also make valid comparisons of successive years, even when output changes. Following analysis, results show that the targets were met.

Energy Index


1.00
0.96
0.92
0.92
0.93
0.88
0.84
96
97
98
99
00
01
02

In the calendar year 2002, the Energy Index was successfully cut by 4.5% compared to 2001, beating by 50% the 3% annual reduction target set by the Chief Executive. The period also saw a reduction of 4.5% in the absolute amount of energy used by the Tate & Lyle Group. Across the Group, every pound or kilo of Tate & Lyle ingredient manufactured today uses 16% less energy than was needed six years ago.

Water Use Index


1.00
1.00
0.95
0.89
0.84
98
99
00
01
02

Non-Hazardous Solid Waste Index


1.00
1.01
1.01
1.12
0.98
98
99
00
01
02

Reductions in the Water Use Index of 6% and in the Non-Hazardous Solid Waste Index of 12.5% show the success of focusing our efforts where positive results to the environment can be delivered. Calendar year 2003 targets are for the Energy Index to be cut by a further 3% and for the Water Use and Non-Hazardous Solid Waste Indices to show further year-on-year reductions. Across the Group, improvement programmes have been developed to help meet these targets as well as meet changing local regulatory needs.

Benchmarking environmental performance

Tate & Lyle participated in the seventh Business in the Environment Index of Corporate Environmental Engagement. In the Food Producers & Processors sector, Tate & Lyle came fourth out of a group of eight, with an average score of 78% (increased from 72% last year). The Tate & Lyle score for Environmental Management and Performance exceeded both the sector average and the average for all participating companies.

Employees

The Company is committed to offering equal opportunities for all, irrespective of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs, and ethnic or national origin.

We are committed to promoting equal opportunities within the Group and our recruitment, training and promotion procedures reflect this and are based on performance and the requirements of the job.

These policies are reviewed by the Board and amended periodically in light of changes in legislation. The Chief Executive is the Board member accountable for employee issues.

Training

Tate & Lyle believes that focused training is in the interests of both employee and Company and an important element of realising full employee potential. Employees are strongly encouraged to take responsibility for their own development, with training provided to meet the needs of their current or next job and to improve personal performance.

In addition to job-specific, local induction and safety training, employees are able to raise their personal efficiency through modules to improve time management, conduct in meetings and IT use. To foster better communications, training in languages, report writing, presentation making and interpersonal skills are all supported. Line managers are encouraged to take more responsibility for personnel management. Leadership programmes offer a strong emphasis on how to improve results through teambuilding, performance appraisal exercises and interview skills.

In addition to these unit or local training initiatives, programmes on strategic decision-making, corporate induction and advanced management skills are provided at Group level.

Employee communication

Considerable work has been undertaken to enhance two-way communications within Tate & Lyle. This takes many forms, from the implementation of an improved global intranet, TaLnet, to the holding of an employee opinion survey covering most UK and Portuguese employees. Facilities to make unattributed comments to management are also provided on many sites and through corporate communications channels.

A major Group-wide employee workshop-based programme was implemented under the name *Ingredients of Success*. The programme was designed to improve employees' understanding of the Group's strategy for growth, to focus efforts toward common goals, facilitate change and aid integration. Between August and December 2002 we held 126 facilitated workshops, in 12 languages, 18 countries and at 37 locations. In all, 2,500 employees attended and nearly 450 ideas for improving the way we work were logged on TaLnet by participants. These actions have been discussed with line managers and many have been implemented. Detailed analysis of the data logged on TaLnet is helping develop other employee communications.

A new global employee magazine, *Tate & Lyle today,* has been launched. This will replace regional publications and for the first time will offer employees news about Tate & Lyle in ten languages.

Employee representatives meet annually with Group Management at the Tate & Lyle European Forum. Financial results are presented and the business outlook discussed, which provides a platform for questions. A summary of the meeting is then distributed to European employees. Similar presentations and consultation take place in European and national works councils on a regular cycle of meetings.

Employee data

Implementation of a single Global Human Resources data system is well under way with some exciting developments, providing HR-tools to line managers and employee self-service. All personnel and payroll functions for US and UK-based employees are now maintained and processed through the new system. A number of associated services, which allow employees to take responsibility for their personal information and access their pay data, are now being offered through TaLnet. This is a major milestone in the goal of implementing one HR system for all employees, enabling us to collect and analyse cross-Group data more easily.

Ethical conduct

All employees are expected to be aware of and follow the Group's policies on ethics and corporate social responsibility. The *Tate & Lyle Code of Conduct* was published last year as a summary of the basic policies by which we work to uphold our corporate values. This *Code* is applicable within the Group and has sections covering business ethics, health & safety, environment, quality, legal compliance and equal opportunities. It has been extensively distributed and explained to employees via employee magazines and leaflets in a number of languages.

In addition, an extensive guide to ensure employee compliance with Competition (Anti-trust) Law has been produced for all employees. This, the *Code of Conduct* and all the Group's other key policies are also available on TaLnet.

Commercial Partners and Suppliers

The *Tate & Lyle Code of Conduct* is applicable to our wider commercial partners as well as employees and is also posted on our website. Tate & Lyle believes that the greater the level of management control a company has over a set of operations, the greater its responsibility to ensure compliance with the *Code*, which applies unconditionally to all operating units and subsidiary companies that are wholly owned by Tate & Lyle PLC. The Group will also seek to apply these policies in those operations in which the Group has a stake of 50% or more. Where Tate & Lyle has a minority stake, the policies are made known to our partners who are encouraged by the Group to adopt them and implement them rigorously.

Suppliers

Tate & Lyle has a long tradition of working with the growers that deliver our quality raw materials. Each day, the Group processes corn grown on approximately 4,500 acres (1,800 hectares) of farmland, and we use about 2-3% of the total European Union ('EU') wheat production.

Tate & Lyle also acts as a bridge into the European market for cane sugar, predominantly from African, Caribbean and Pacific countries.

The EU imports 1.7 million tonnes of cane sugar annually from Least Developed and Developing Countries and some two-thirds of this total (which amounts to just under 10% of total EU sugar consumption) is processed by Tate & Lyle.

The issue of supply chain ethics is important and the Group is committed to spreading best practice and to improving standards amongst suppliers. The *Code of Conduct* has helped in this respect. Our Americas and European purchasing organisations attach the *Code* to Purchase Orders and have put suppliers on notice to notify us immediately of any issues they may have with it. In the latest annual contracting round with suppliers, the *Code of Conduct* has been attached to agreements.

Tate & Lyle representatives have also held meetings with a number of non-governmental organisations, establishing dialogue on a variety of social and developmental issues.

Compliance

The Board reviews Corporate Social Responsibility annually. The Chief Executive is the Board member accountable for ethical conduct. Details of the Group's system of internal control, including its risk management and compliance procedures, are given in the statement on internal control on pages 31 and 32. As part of those procedures, each Tate & Lyle business is asked to confirm twice a year that the Group's *Code of Conduct* is being communicated to suppliers and to report on any contravention. Persistent contravention can lead to termination of that supplier relationship.

Communities

Tate & Lyle maintains strong and diverse community involvement and we work with community partners with whom we enjoy shared objectives. This is not merely altruism; it yields benefits to the Company. First, it is in our interests to operate in strong, safe and healthy communities, helping improve the quality of life for employees as well as our neighbours.

Second, levels of commitment and motivation are increased if employees hold Tate & Lyle in high esteem.

Finally, there is increasing evidence that new recruits are seeking jobs in businesses that have a strong focus on community involvement. Community involvement policy is reviewed annually by the Board and overseen by a Corporate Committee appointed by the Chief Executive. The programmes are managed locally.

Targets and results
In the financial year to 31 March 2003, total worldwide charitable donations made by Tate & Lyle totalled £667,000. Of that, £392,000 was donated in the UK. In addition, our global pro bono contribution in goods and services made during the year is estimated to have been £87,000. The target for these allocations remains 50% for Education, 25% for Environment, 15% for Health and 10% for Arts. We are members of the Business in the Community PerCent Club.

An area where Tate & Lyle contributes to the community which is not easy to measure is through advocacy. For example, in Decatur Illinois, our employees sit on committees for the local university. In East London, organisations such as the East London Business Alliance and Newham Education Business Partnership are able to draw on commitment from Tate & Lyle employees. This commitment goes beyond offering advice – it involves advocating the organisations' objectives at all levels, in government or the community.

Measures
A separate annual report was prepared for UK community involvement in 2002. This is posted on the website but was also distributed in printed form to 250 organisations and individuals. For the first time, every UK organisation benefiting from Tate & Lyle donations was also asked to fill out a questionnaire to assess the effectiveness of our programme.

With a 30% response rate, the questionnaire asked recipients to rate our community team's performance. We scored very highly.

Rating for Tate & Lyle Community Involvement Programme


POOR
EXCELLENT
Efficiency of response
3.8
Willingness to support
3.8
Overall contribution
3.8
0
4

Some 44% of respondents reported that Tate & Lyle assistance, whether through funding, consultancy or pro bono support, enabled their organisation to raise additional funding from other third party sources.

Community activities
It is difficult to summarise Group activity because the range is huge. All over the world there are communities that have benefited from our support in the past year. Here are some examples involving young people which show the extent and diversity of our activity:

UK
- 550 students visited the Thames Refinery in Newham, East London, for half-day lessons; a further 3,100 children aged between nine and 11 participated in a half-day safety awareness programme involving a wide range of agencies such as the police, fire brigade, transport organisations and health experts.
- 600 students benefited from employees visiting their schools. Some employees led a full-day programme to help students understand how to get jobs, some carried out mock interviews, and bilingual employees conducted a language skills seminar (doubling registrations for language courses at the school).
- Dozens of students from three schools participated in the 'Ideas Factory' project, run jointly with Tate Britain, which uses original works of art to improve language development and literacy skills.

A UK Community Report is published separately and posted on the website.

USA
- Two public high schools and four public middle schools in Decatur, Illinois, have been given support to purchase specialist scientific equipment, improving the scope of laboratory experiments and enhancing the learning environment.
- Two academically talented students from minority backgrounds are supported each year via a four-week residential educational programme (with Illinois State University), aiming to encourage them to pursue a college degree.
- Tate & Lyle is sole sponsor of the Staley Striders, a youth track and field team organised by the Decatur Park District. This team travels throughout the USA to compete, and several team members qualify each year for a national competition.

Bulgaria
- Support for the Karin Dom Foundation helps maintain an inspirational centre for children with special needs set up by Ivan Stancioff, former Bulgarian Ambassador to the United Kingdom and the Republic of Ireland.
- In Razgrad, over 60 aspiring tennis players benefit from the children's tennis school we support.

Italy
- In Saluzzo, support for a local youth organisation helps ensure young people have a safe environment to participate in sports and cultural activities.

Belgium
- Co-sponsorship of an annual athletic event in Aalst maintains the local impetus for health and fitness.

Slovakia
- In Peistany, we support a 'Family Home' that helps parents of children with drug dependencies cope, offering support, information and advice from experts.

board of directors



Sir David Lees
Chairman

Joined the Board and was appointed Chairman in October 1998. A director of GKN plc since 1982, he was appointed Group Managing Director in 1987 and then Chairman and Chief Executive in 1988. He retired as Chief Executive of GKN in 1996 but continues as Chairman. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He also served as a non-executive director of the Bank of England from 1991 to 1999. He is currently joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited, a director of Royal Opera House, Covent Garden Limited and a member of the Panel on Takeovers and Mergers. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Aged 66.



Iain Ferguson
Chief Executive

Joined the Group and was appointed Chief Executive in May 2003. Previously, he worked for Unilever where he held a number of senior positions including Executive Chairman of Birds Eye Walls and Senior Vice President, Corporate Development. A former Commissioner on the UK Government's Policy Commission on the Future of Farming and Food, he is currently President of the Institute of Grocery Distribution and a non-executive director of Rothamsted Research Limited, the British Nutrition Foundation and Sygen International plc.
Aged 47.



Richard Delbridge
Non-Executive Director

Joined the Board in September 2000. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of JP Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance, at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is a non-executive director of Balfour Beatty plc, Cazenove Group plc, Egg plc and Gallaher Group Plc.
Aged 61.



Stanley Musesengwa
Chief Operating Officer

Joined the Group in 1979 as a refinery manager and subsequently performed a number of roles in Africa before becoming Regional Director, Tate & Lyle Africa in 1995. In December 1999, he was appointed Chief Executive of Tate & Lyle Europe with responsibility for the Group's European sugar refining businesses and its global sugar and molasses trading activities. He was appointed to the Tate & Lyle Board in April 2003 and to his current position of Chief Operating Officer in May 2003.
Aged 50.



Larry Pillard
Non-Executive Director

Joined the Group in 1992 as Chief Executive Officer of Staley. He was appointed to the Tate & Lyle Board in February 1994, became Chief Operating Officer and Group Managing Director in January 1996 and was appointed Chief Executive in November 1996, a position he held until December 2002. He became a non-executive director of Tate & Lyle in January 2003 when he took up his current position as Executive Chairman of Tetra Laval Group.
Aged 56.



Carole Piwnica
Non-Executive Director

Joined the Board in October 1996. In August 2000, she was appointed as 'Non-Executive Vice-Chairman, Governmental Affairs' for Tate & Lyle. She qualified as a lawyer at the New York and Paris bars and has wide business experience in agribusiness companies. Appointed to the Amylum Board in 1991, she served as Chairman from October 1996 to August 2000. She is a non-executive director of Aviva PLC and S.A. Spadel N.V.
Aged 45.



Simon Gifford
Group Finance Director

Joined the Group in 1969 having qualified as a chartered accountant in that year. He has held various senior financial and general management roles including Managing Director, Foreign Investment Division from 1987 and Company Secretary with responsibility for investor relations from 1993. He was appointed to his current position and joined the Tate & Lyle Board in January 1996.
Aged 56.



Keith Hopkins
Non-Executive Director

Joined the Board in November 1994. A PhD in Chemistry, he worked for Unilever before joining Croda International Plc, the speciality chemical company, in 1976. He served as Group Chief Executive of Croda from 1987 to 1998 and then as non-executive Chairman from 1999 to 2001. He is a former non-executive Chairman of Ellis & Everard Plc and currently serves as non-executive Chairman of Scapa Group plc.
Aged 58.



Mary Jo Jacobi
Non-Executive Director

Joined the Board in October 1999. She has had a varied career in both the public and private sectors including positions in the administrations of Presidents Ronald Reagan and George H W Bush as well as senior executive appointments with Drexel Burnham Lambert Inc, HSBC Holdings plc and Lehman Brothers. She is currently Vice President Group External Affairs, Shell International Limited and a member of the Academic Council of Wilton Park.
Aged 51.



Stuart Strathdee
Managing Director, International Division

Joined the Group in 1977. He has served in a variety of senior management positions including Group Treasurer, Managing Director of United Molasses and Managing Director of Tate & Lyle International. He was appointed to the Tate & Lyle Board in November 1994. He is a non-executive director of James Finlay Limited.
Aged 51.



Allen Yurko
Non-Executive Director

Joined the Board in April 1996. He joined Siebe plc in 1989 becoming a director in 1991 and Chief Executive Officer in 1994. Following the merger of Siebe and BTR in 1999, he was appointed Chief Executive of the merged company, Invensys plc, a position he held until September 2001. He is currently a Partner of Compass Partners International Limited, a trans-Atlantic private equity business. Aged 51.

Company Secretary
Robert Gibber
A solicitor, he joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001. Aged 40.

Board Committees
The specific responsibilities delegated to the Board Committees are described on pages 30 and 31.

Audit Committee
Keith Hopkins (Chairman)
Richard Delbridge
Mary Jo Jacobi
Sir David Lees
Carole Piwnica
Allen Yurko

Chairman's Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
Keith Hopkins
Mary Jo Jacobi
Larry Pillard
Carole Piwnica
Allen Yurko

Nominations Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
Keith Hopkins
Mary Jo Jacobi
Larry Pillard
Carole Piwnica
Allen Yurko

Remuneration Committee
Allen Yurko (Chairman)
Richard Delbridge
Keith Hopkins
Mary Jo Jacobi
Sir David Lees
Carole Piwnica

Principal Activities of the Group

The activities of Tate & Lyle PLC and its subsidiary and associated undertakings (the 'Group') are principally processing carbohydrates to provide a range of sweeteners, starch products, food ingredients and industrial products.

Financial Year

The accounting period under review is for the year ended 31 March 2003. Comparative figures used in this report are for the year ended 31 March 2002.

Business Review

The Chairman's Statement on pages 4 and 5, the Chief Executive's Review on pages 12 and 13 and the Operating and Financial Review on pages 14 to 20 report on the activities during the year, post balance sheet events and likely future developments.

Dividend

A final dividend of 12.8p is recommended for the year to 31 March 2003. If approved, it will be due and payable on 6 August 2003 to shareholders on the register on 11 July 2003. This dividend amounts to £61 million and makes a total for the year of 18.3p per share, compared with 17.8p for the year to 31 March 2002.

Share Capital

The Company issued 264,586 ordinary shares during the year on the exercise of employee share options. The total value of ordinary shares issued at the issue price for cash was £727,095.

Offers made under the Group's executive share option scheme and the UK sharesave scheme during the year together resulted in the grant of 508 options to individuals to buy 3,872,750 shares. 84.6% of eligible UK employees hold share options. More information about options granted under the schemes is given on page 71.

Details of shares purchased by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Group's executive share option scheme are given in the Directors' Remuneration Report on page 40 and in note 16 to the financial statements on page 59.

Details of substantial interests in Tate & Lyle are given on page 72. Apart from these holdings, the directors have not been notified of any material interest of 3% or more or any non-material interest of 10% or more of the issued voting capital of the Company.

The Company was given authority at the 2002 Annual General Meeting ('AGM') to make market purchases of up to 48,191,548 of its own ordinary shares. This authority will expire at the 2003 AGM and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year. The Company has not acquired any of its own shares during the year.

Directors

The current members of the Board, together with biographical details of each director, are set out on pages 26 and 27.

Larry Pillard resigned as Chief Executive from 31 December 2002 but continues to serve on the Board as a non-executive director. Simon Gifford was appointed Acting Chief Executive on 1 January 2003, in addition to his responsibilities as Group Finance Director. He held that position until 30 April 2003 when he reverted to the sole position of Group Finance Director.

Stanley Musesengwa joined the Board as an executive director on 2 April 2003 and was appointed Chief Operating Officer from 1 May 2003. Iain Ferguson was appointed as an executive director and Chief Executive from 1 May 2003. On 2 April 2003, John Walker, an executive director, retired from the Board.

In accordance with its Articles of Association, one-third (or the nearest whole number below one-third) of the directors of Tate & Lyle PLC are required to retire at each AGM, together with directors appointed by the Board since the previous AGM. The directors retiring by rotation and offering themselves for re-election at the 2003 AGM are Carole Piwnica, Stuart Strathdee and Allen Yurko. Stanley Musesengwa and Iain Ferguson, who were appointed as directors since the last AGM, will also be retiring and offering themselves for re-election.

In addition to the requirements of the Articles of Association, the directors have agreed to submit themselves for re-election where a director has served for more than three years without re-election. Keith Hopkins was last re-elected at the 2000 AGM and, accordingly, he will also retire and seek re-election at the 2003 AGM.

Iain Ferguson, Stanley Musesengwa and Stuart Strathdee are employed under service contracts, the details of which are set out in the Directors' Remuneration Report on page 35. Keith Hopkins, Carole Piwnica and Allen Yurko do not have service contracts. Carole Piwnica has a consultancy agreement with the Group, the details of which are given in the Directors' Remuneration Report on page 36.

At no time during the year has any director had any material interest in a contract with the Group, being a contract of significance in relation to the Group's business. A statement of directors' interests in shares of the Company is given on page 40.

Annual General Meeting

The AGM will be held at the Royal Lancaster Hotel, London W2 on Thursday 31 July 2003 at 11.30 am. Enclosed with this Report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the Notice convening the meeting which includes four items of special business. The letter includes an explanation of all the resolutions to be proposed at the AGM.

Corporate Governance

The report on Corporate Governance is on pages 30 to 32. The Directors' Remuneration Report is on pages 33 to 40.

Research and Development

The Group spent £18 million (2002 – £17 million) on research and development during the year.

Employment

The average number of employees in the Group during the year is given on page 54.

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group.

The Group is committed to effective communication with employees, including information on its performance and business environment. It follows appropriate consultation procedures and has an established European Forum.

Training is concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Donations

Worldwide charitable donations during the year totalled £667,000 (2002 – £831,000), of which £392,000 (2002 – £396,000) was donated in the UK. More details of the Group's involvement in the community can be found in the Corporate Social Responsibility Report on pages 21 to 25.

During the year, in line with the Group's policy, no political donations were made in the European Union ('EU'). Outside the EU, Staley, the Group's US cereal sweetener and starch business, made contributions during the year totalling US$34,000 (£22,000) to state and national political party committees and to the campaign committees of state candidates affiliated to the major parties. Contributions were only made where allowed by state and federal law. The total includes US$15,000 (£10,000) contributed by the Staley Political Action Committee ('PAC'). The PAC is funded entirely by employees. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. No funds are provided to the PAC by Staley but under US law, an employee-funded PAC must bear the name of the employing company.

Payment to Suppliers

It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy also to apply the requirements of the Code to wholly owned companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2003.

Directors' Responsibilities for the Accounts

The directors have a specific responsibility for reporting to shareholders and for the assets of the Group. The directors are required by the Companies Act 1985 to present for each period financial statements which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the accounting period and of the profit or loss for that period. In preparing the financial statements, suitable accounting policies, framed by reference to reasonable and prudent judgements and estimates, have to be used and applied consistently. Applicable accounting standards have been followed and the accounts have been prepared on a going concern basis. The directors are responsible for the Group's system of internal financial control, for ensuring that arrangements are made for the maintenance of adequate accounting records, for safeguarding the assets of the Group, and for ensuring that steps are taken with a view to preventing and detecting fraud and other irregularities.

Auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership ('LLP'), effective from 1 January 2003, PricewaterhouseCoopers resigned as auditors on 24 February 2003 and the Board appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation. PricewaterhouseCoopers LLP have signified their willingness to continue in office and an ordinary resolution, with special notice, reappointing them as auditors will be proposed at the 2003 AGM.

On behalf of the Board
Robert Gibber, Company Secretary
4 June 2003

Combined Code
The Committee on Corporate Governance issued the Combined Code ('the Code') in June 1998. The Listing Rules of the Financial Services Authority require a narrative statement of how the Company applies the principles of the Code, and a statement as to whether the Company has complied with the provisions of the Code throughout the accounting period, giving reasons for any non-compliance. The paragraphs below, together with the Directors' Remuneration Report on pages 33 to 40, describe how the Company applies the principles and complies with the provisions of the Code.

The Board
The Board currently comprises the Chairman (which is a non-executive position), four executive directors and six other non-executive directors. The non-executive directors have a wide range of skills, experience and outside business interests. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is responsible for the working of the Board and the Chief Executive for the running of the business and the implementation of Board strategy and policy.

The Board considers the Chairman and all the non-executive directors to be independent of management, with the exception of Carole Piwnica and Larry Pillard. Carole Piwnica is a former Chairman of Amylum Group and is paid by the Group for consultancy services which she performs in addition to her duties as a non-executive director. Details of the terms of her consultancy agreement are given in the Directors' Remuneration Report on page 36. Larry Pillard is a former executive director of the Company (he ceased to be Chief Executive on 31 December 2002). He has extensive knowledge and experience of the starch industry both in the US and Europe and was asked to serve as a non-executive director so that his considerable knowledge and expertise would continue to be available to the Board.

The Board usually meets eight times each year. At least one meeting takes place at an operating subsidiary or joint venture company. Ten Board meetings were held during the year and the directors' overall rate of attendance was 92%.

All substantive agenda items have comprehensive briefing papers which are circulated five days before the meeting. The Board reviews regularly the strategy of the Group and at most Board meetings it reviews the strategy of one of the major units.

During the year, the Board carried out an evaluation of the effectiveness of the Board and the Board Committees. The evaluation covered issues such as Board and Committee composition, arrangements for and content of meetings, access to information, administrative procedures, director training and visits to operating sites. The results of the evaluation were considered by the Board and recommendations were made and implemented.

Appropriate training and briefing is available to all directors on appointment to the Board, taking into account their individual qualifications and experience, and also on an ongoing basis as required to meet their individual needs.

The directors have access to the advice and services of the Company Secretary who is responsible for advising the Board on procedures and applicable rules and regulations. The Company Secretary acts as Secretary for all the Board Committees. There is also a procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice at the Company's expense.

The Company's Articles require the re-election of one-third of the Board (or the nearest whole number below one-third) at each Annual General Meeting. Where this would result in a director serving for more than three years without re-election, the directors have agreed to submit themselves for re-election.

The Board Committees
The Board has a formal schedule of matters reserved to it for decision, but also delegates specific responsibilities to Board Committees, all of which have written terms of reference. The current Board Committee structure is described below.

Chairman's Committee
The Chairman's Committee comprises the Chairman, the other non-executive directors and the Chief Executive, under the chairmanship of the Chairman. It meets before each Board meeting as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors.

The Committee met eight times during the year and the members' overall rate of attendance was 98%.

Audit Committee
The Audit Committee comprises the Chairman and all the non-executive directors (except Larry Pillard), under the chairmanship of Keith Hopkins. Following the Annual General Meeting on 31 July 2003 ('2003 AGM'), Keith Hopkins will retire as Chairman of the Committee and will be succeeded by Richard Delbridge. Keith Hopkins will continue to serve as a member of the Committee, subject to his re-election as a director at the 2003 AGM.

The Committee provides a facility for discussing with the Group's external auditors their report on the annual accounts, reviewing the scope and results of the internal audit work programme and considering any other matters which might have a financial impact on the Company. This includes reviewing the Group's system of internal control and the process for evaluating and monitoring risk. The Committee also reviews the objectivity of the external auditors, including the level of non-audit services supplied, and ensures that there is an appropriate audit relationship (see 'Auditor Independence' on page 32).

The Committee met three times during the year with the Chief Executive, Group Finance Director, Head of Internal Audit and other members of the senior management team, together with the external auditors, in attendance. Non-executive directors who are not members of the Committee are also invited to attend meetings to provide advice as required. The Committee meets privately with the external auditors and the Head of Internal Audit at least once a year.

The members' overall rate of attendance at Committee meetings during the year was 100%.

Remuneration Committee

The Remuneration Committee comprises the Chairman and all the non-executive directors (except Larry Pillard) under the chairmanship of Allen Yurko. It meets as required, usually before each Board meeting.

The Committee makes recommendations to the Board on executive directors' remuneration policy and specifically approves the remuneration and other detailed terms of service, including the terms upon which such service is terminated, of the executive directors and the Company Secretary. The Committee also approves the salary and benefits of members of the Executive Committee and employees who report directly to the Chief Executive.

During the year, the Committee met ten times and the members' overall rate of attendance was 98%.

The Directors' Remuneration Report on pages 33 to 40 gives more information on the Company's executive remuneration policy and practice, and on the working of the Committee.

Nominations Committee

The Nominations Committee comprises the Chairman, the other non-executive directors and the Chief Executive under the chairmanship of the Chairman. It meets periodically as required.

The Committee considers and recommends to the Board candidates for appointment as executive and non-executive directors and as Company Secretary.

It also makes recommendations to the Board on the processes for the appointment of the Chairman of the Board, the Board's composition and balance, the membership of the Board Committees and material changes in the responsibilities of Board Members.

During the year, with the help of external recruitment consultants, the Committee selected and made recommendations to the Board for the appointment of a new Chief Executive and Chief Operating Officer. Both recommendations were approved by the Board.

The Committee met nine times during the year and the members' overall rate of attendance was 93%.

Shareholder Communications

The Chief Executive and Group Finance Director, supported by the Chairman, maintain a regular programme of visits and presentations to major institutional shareholders.

Some 250 shareholders normally attend the Annual General Meeting and are invited to ask questions and meet informally with the directors after the formal proceedings have ended.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements and other information may be found on the Company's website at www.tateandlyle.com.

Internal Control

The Board of Directors has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Audit Committee, on behalf of the Board, reviews the effectiveness of the system of internal control at least annually and has confirmed to the Board that this review has been carried out twice during the year to 31 March 2003 and up to the date of this Annual Report. This review covered financial, operational and compliance controls and risk management procedures.

The processes described below, which accord with the guidance 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales (the Turnbull guidance), have been in place throughout the year and up to the date of this Annual Report. These processes are reviewed on an ongoing basis by the Board and the Audit Committee.

The Group operates a management system that recognises the appropriate balance of risk and reward as a key part of the enterprise. The system emphasises risk management as a responsibility of line executives, not only of staff specialists. The process is flexible and ongoing and is supported by a formal procedure for identifying and evaluating major business risks facing the Group. Under this procedure, senior executive management confirms to the Chief Executive and Group Finance Director, at least twice a year, that these risks are being managed appropriately within their operations and controls have been examined and are effective.

The Chief Executive requires his senior managers to maintain regular contact with him and he also receives comprehensive reports monthly from each major business group.

The Group has an internal audit department that supports the Board and the Audit Committee in maintaining procedures through a programme of regular reviews that focus on key aspects of the business. The Audit Committee receives regular reports on the progress and work of the internal audit department. It also receives reports from the Group's external auditors on the effectiveness of the system of internal control and risk management.

An Executive Committee comprises the executive directors, the Company Secretary and other senior Group managers. It is chaired by the Chief Executive and meets at least nine times during the year. Its members are appointed by the Chief Executive to assist him in managing the activities of the Group.

The Chief Executive and the Group Finance Director submit written reports to each Board meeting which include consideration of changing threats and opportunities within the business.

The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis.

Formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions management, safety and environmental issues.

There is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly basis. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months. Additionally, quarterly financial reviews of the major operating units are undertaken.

The Company has defined procedures for the authorisation of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products.

The Group's businesses operate under mandatory written procedures to provide an appropriate control environment. The Group Policies and Procedures set out the Group's commitment to competence, integrity and ethical values. Each year, the Group's businesses are required formally to confirm that they are in compliance with these policies and the results of this review are reported to the Audit Committee.

Auditor Independence

As stated in last year's Annual Report, the Board has adopted a policy that excludes the Group's external auditors from assignments that are not closely related to the audit function unless the Audit Committee determine otherwise.

The Audit Committee has agreed a schedule which categorises such services between:

- those which the external auditors are permitted to provide;
- those which the external auditors are not permitted to provide; and
- those for which the approval of the Audit Committee is required before the external auditors are permitted to provide the services.

The schedule, which has been issued by the Group Finance Director to all Group companies, is reviewed by the Audit Committee on an ongoing basis.

Details of the amounts paid to the external auditors for audit, audit-related work and non-audit work is given in note 4 to the financial statements on page 53.

Compliance with the Provisions of the Code

The Company has complied throughout the year with the provisions of the Code, with the following exceptions:

- Larry Pillard's bonus for the year ended 31 March 2003 is pensionable, in accordance with usual North American practice.
- The Board does not consider it necessary to identify a single senior non-executive director, in addition to the Chairman, to whom concerns may be conveyed. The Chairmen of the Remuneration and Audit Committees can be consulted on any matters where investors feel an approach to the Chairman or Chief Executive would be inappropriate.
- Carole Piwnica is a member of the Remuneration Committee and, consequently, it does not exclusively comprise independent non-executive directors.

Developments in Corporate Governance

The Board will continue to review its existing arrangements in light of the recommendations made in Derek Higgs' report on 'Review of the role and effectiveness of non-executive directors', Sir Robert Smith's report on 'Audit Committees: Combined Code guidance', and, upon its publication in final form, the new Combined Code.

Remuneration Committee

The remuneration of the executive directors is set by the Remuneration Committee in accordance with a remuneration policy determined by the Board upon recommendation from the Committee. The policy is reviewed annually.

The members of the Committee are Allen Yurko (Chairman), Richard Delbridge, Keith Hopkins, Mary Jo Jacobi, Sir David Lees and Carole Piwnica, all of whom are non-executive directors of the Company. The Committee determines the individual remuneration packages of each executive director, including base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated. The Committee also approves the base salary, long-term incentives and benefits of members of the Executive Committee and employees who report directly to the Chief Executive. The Committee met ten times during the year.

To ensure that the Group's remuneration practices remain market competitive, the Committee receives advice from independent remuneration consultants. The Director of Group Human Resources provides administrative assistance to the Committee in selecting external advisers for appointment by the Committee. During the year, the Committee was advised by Towers Perrin on executive pay and by Kepler Associates on the proposed new Performance Share Plan. Kepler Associates provided no other services to the Group during the year whilst Towers Perrin acted as Scheme Actuary for the Staley pension schemes (for part of the year), and also provided the Group with insurance consultancy services and salary survey information for some employees below Executive Committee level. Following the year-end, the Committee adopted a policy whereby an individual consultant appointed to advise the Committee on the remuneration of executive directors and certain other senior executives (as described above) shall not also advise general management on the remuneration of any other executives in the Group.

The Chief Executive, Director of Group Human Resources and Company Secretary, who acts as Secretary to the Committee, are normally invited to attend meetings, although not when their own remuneration arrangements are discussed. In addition, non-executive directors who are not members of the Committee are invited to attend meetings to provide advice as required. During the year, the Committee also received advice from the Group Pensions Manager and the Deputy Company Secretary on specific issues relating to pensions and share schemes respectively.

Remuneration Policy

This section describes Tate & Lyle's policy for the remuneration of its executive and non-executive directors as at the date of this report and for the foreseeable future.

The Group's remuneration policy for executive directors and senior executives is to provide remuneration packages which attract, retain and motivate high-calibre individuals to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, the remuneration package is designed:

- to be competitive and commensurate with other international businesses of similar size, particularly those in the food processing industry;
- to align the interests of executives and shareholders by rewarding the creation of sustained growth in shareholder value;
- to reward above average performance;
- to ensure that performance related elements form a significant proportion of the total remuneration package; and
- to take into account local country practice.

The fees of non-executive directors, which are determined by the Board, are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

The current remuneration package for executive directors consists of short-term rewards (base salary and annual bonus), long-term rewards (share options) and retirement and other benefits. Each of these elements is explained in more detail below. The performance related elements, when valued at target performance levels, comprise approximately 50% of the total remuneration package (excluding post-retirement benefits).

Base salary and benefits

The Group's policy is for base salaries to take account of the median relative to similar companies, and also to reflect job responsibilities and the sustained level of individual performance. The Remuneration Committee reviews the salary of each executive director annually.

Base salaries for the current executive directors following the most recent annual salary review in April 2003 are:

Iain Ferguson	£550,000
Simon Gifford	£405,000
Stanley Musesengwa	£400,000
Stuart Strathdee	£250,000

Executive directors are provided with a company car (or receive a car allowance in lieu) and health insurance. These benefits do not form part of pensionable earnings.

Annual bonus scheme

The Group operates an annual cash bonus scheme for executive directors and senior executives which is determined by reference to the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives. The Group's policy is that annual bonuses are capped at 100% of base salary or lower, dependent on the executive's responsibilities.

For the year ended 31 March 2003, bonuses for executive directors were based on predetermined levels of Group profit before tax, exceptional items and goodwill amortisation. The maximum bonus that could be earned in the year was 90% of base salary for the Chief Executive, 80% of base salary for the Group Finance Director and 70% of base salary for the other executive directors.

A maximum bonus payment would only be made if exceptional financial performance in excess of targets were achieved. Bonuses awarded to the executive directors based on the Group's financial performance for the year ended 31 March 2003 are shown in the table on page 37. The Remuneration Committee reviewed the attainment of the financial targets and agreed the bonus payments. Bonuses paid to executive directors do not form part of pensionable earnings, with the exception of the discretionary bonus paid to Larry Pillard, which is pensionable in line with usual North American practice.

Long-term incentives
The Remuneration Committee believes that performance-based long-term incentive plans provide executive directors and senior executives with long-term rewards that closely align with shareholders' interests and are an important component of the overall executive remuneration package.

(i) 2000 Executive Share Option Scheme
The Group operates a discretionary Executive Share Option Scheme under which options over the Company's ordinary shares may be granted each year to executive directors and other senior executives and employees. The current Executive Share Option Scheme ('the 2000 Scheme') was approved by shareholders in July 2000.

Grants of options, which are made annually, are approved by the Remuneration Committee and do not normally exceed 2.0 times base salary for the Chief Executive and 1.5 times for UK-based executive directors. During the year, all option grants were within these limits. The size of option grants is based on individual performance and also the potential impact of the individual on the longer-term business results.

Earnings per share performance criteria need to be met before options can be exercised. The Remuneration Committee considers earnings per share to be an important measure of the Group's profitability and provides a suitable means of linking executive rewards with shareholders' interests. The Remuneration Committee considers that the performance condition is challenging and realistic.

The performance condition attached to the exercise of options is scaled such that, if over the first three consecutive years, the growth in the Company's normalised earnings per share has exceeded the growth in the UK Retail Price Index excluding mortgage interest payments ('RPIX') by an average of:

- at least 3% per year (9.3% over three years), then 50% of options granted may be exercised;
- at least 4% per year (12.5% over three years), then 100% of options granted may be exercised.

Options not meeting the performance condition in the third year may be exercised in subsequent years (up to ten years after the date the options were granted at which time they will lapse) but only if the appropriate compound performance condition is met. For example, in the fourth year following grant, such options can be exercised if the Company's normalised earnings per share has exceeded the growth in RPIX by:

- at least 12.6%, then 50% of options granted may be exercised;
- at least 17.0%, then 100% of options granted may be exercised.

The achievement or otherwise of the performance condition is assessed by the Remuneration Committee. This assessment is also reviewed by the Company's external auditors.

(ii) 1992 Executive Share Option Schemes (closed)
Prior to the approval of the 2000 Scheme, options were granted under UK and International Executive Share Option Schemes which were approved by shareholders in 1992 ('the 1992 Schemes'). The exercise of executive share options granted since November 1995 under the 1992 Schemes is subject to the Group achieving an increase in fully diluted earnings per share of 6% more than the increase in the UK Retail Price Index during any period of three consecutive financial years over the life of the option. Since the approval of the 2000 Scheme, no option grants have been made under the 1992 Schemes.

(iii) 2003 Performance Share Plan
Shareholders will be asked to approve the introduction of a new Performance Share Plan (the 'Plan') at the Annual General Meeting ('AGM') on 31 July 2003. A summary of the Plan is given below and more details can be found in appendix 4 attached to the letter from the Chairman of the Company which accompanies this Annual Report. The Remuneration Committee will be responsible for the operation of the Plan which will supplement the 2000 Scheme.

Executive directors and other selected senior executives will be eligible to participate in the Plan at the discretion of the Remuneration Committee. Participants will be awarded annually a conditional right to receive a number of Tate & Lyle PLC ordinary shares in value up to a maximum of 100% of base salary and calculated by reference to the average of the daily closing prices of Tate & Lyle PLC ordinary shares during the six months preceding the beginning of the measurement period. The number of shares that the participant will receive will depend on the Group's performance during the measurement period which will be three years commencing on 1 April in the year of the award.

Performance will be measured by comparing the Total Shareholder Return, or 'TSR' (share price growth plus reinvested dividends), from Tate & Lyle PLC relative to a comparator group of companies consisting of the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors ('the comparator group'). The Remuneration Committee chose relative TSR for the Plan as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. It also considers that the comparator group (consisting of about 60 companies) is appropriate, robust and relevant for Tate & Lyle but will review from time to time its continued validity.

If, at the end of the measurement period, Tate & Lyle ranks in the upper quartile of the comparator group, participants in the Plan will receive all of the shares conditionally awarded to them. If the ranking is at the median level, 25% of the shares will be received. No shares will be received for below median performance. For intermediate rankings between upper quartile and median, participants will receive a proportionate number of shares reducing on a straight-line basis. Irrespective of Tate & Lyle's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

At the end of the three-year measurement period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the participant for one further year other than in the specific circumstances set out in the rules of the Plan.

(iv) Sharesave scheme

The Company has a sharesave scheme that is open to all employees in the UK including executive directors. No performance conditions are attached to options granted under the scheme as it is an all-employee scheme. As permitted by the Finance Act 1989, exercise prices are normally set at a discount of 20% to the market price at the time of grant.

Personal shareholding policy

To align the interests of executive directors with those of shareholders, a policy is in place under which executive directors are expected to build and maintain a shareholding in the Company equivalent to one times base salary. Executive directors who have not met their target shareholding are expected to retain a significant proportion of shares acquired through the Company's long-term incentive plans in order to meet their target.

Pensions

The Company's policy is to provide retirement and other benefits which reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes, covering executives in the country and business sector in which they perform their principal duties. In certain circumstances where individuals are transferred from their home country to other Group locations but are likely to retire in the home country, pension benefits may continue to be provided on a home country basis. Where the promised level of benefits cannot be provided through tax-approved schemes, appropriate provisions are made in the Group accounts.

Simon Gifford, Stuart Strathdee and John Walker are members of the Tate & Lyle Group Pension Scheme and are eligible at age 60 for a pension equal to two-thirds of their basic salary in the highest of their last five completed tax years. Bonuses are not pensionable. The benefit also includes a widow's pension payable on a director's death and a lump sum on death in service. Once in payment to a director or his widow, the pension is increased each year in line with the Retail Price Index up to a maximum of 5%, with a minimum of 3%.

External appointments

The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned.

Audited information

The tabular information on pages 37 to 40 has been audited by the Group's external auditor.

Service Contracts

Policy

Since 1999, the Company's policy has been that contracts for new executive directors should be terminable by the Company on a maximum of one year's notice, except in special circumstances, and by the individual director on up to six months' notice.

In the event of early termination of an executive director's contract, the Company's policy is to seek to avoid any liability to the executive director in excess of his or her contractual entitlement so as to encourage mitigation.

Executive directors

Following the year-end, Stanley Musesengwa was appointed an executive director on 2 April 2003 and Iain Ferguson was appointed an executive director (and Chief Executive) on 1 May 2003. In accordance with the Group's policy, both directors were appointed on contracts which are terminable by the Company on not more than one year's notice and by the individual director on six months' notice.

Simon Gifford and Stuart Strathdee, who were appointed to the Board before 1999, each have service contracts terminable by the Company on not less than two years' notice and by the individual director on six months' notice. The Remuneration Committee does not consider it in shareholders' best interests to renegotiate these contracts at this time.

The details of the current executive directors' service contracts are given in the table below:

Executive director	Notes	Date of service contract	Unexpired term	Notice period
Simon Gifford	(a)	26 February 1996	Two years	Two years
Iain Ferguson	(b)	15 April 2003	One year	One year
Stanley Musesengwa	(b)	4 June 2003	One year	One year
Stuart Strathdee	(a)	1 November 1995	Two years	Two years

(a) In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company is liable to provide compensation to the director equivalent to the value of the salary and contractual benefits which he or she would have received during the relevant notice period.

(b) In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company has the right to pay, in lieu of notice, salary and contractual benefits which the director would have received during the relevant notice period.

Larry Pillard's contract terminated automatically on 31 December 2002 following his resignation as Chief Executive. Under the terms of his contract, no compensation was paid to him.

John Walker
John Walker served as an executive director throughout the year and retired from the Board on 2 April 2003. As he was appointed to the Board before 1999, during the year he had a service contract (dated 1 October 1993) which, until 23 August 2002, was terminable by the Company on not less than two years' notice and by himself on six months' notice. After that date, being two years from his contractual retirement date, the notice period required to be given by the Company began to reduce in line with the unexpired term of the contract. Accordingly, at 31 March 2003, the unexpired term of his contract and the notice period were both one year and five months.

Following his retirement from the Board, John Walker has remained an employee of the Company and is continuing to assist the Group's European sugar businesses until he reaches his contractual retirement age of 60 in August 2004. He continues to be provided with a company car and health insurance but he is not eligible to participate in the annual bonus scheme or the Company's long-term incentive plans. His salary, which has been reduced to £190,000 per annum, will not be reviewed again before he retires. His service contract continues to be terminable by the Company on the length of its unexpired term. The notice period he is now required to give the Company to terminate his contract is three months.

Non-Executive Directors' Terms of Appointment
Chairman
Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment was extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and continued thereafter terminable by the Company or Sir David on not less than one year's notice. His fees, which are reviewed annually, are determined by the Board on the recommendation of the Remuneration Committee.

Non-executive directors
The non-executive directors do not participate in the Group's incentive schemes, nor do they receive other benefits except as described below. With the exception of Larry Pillard, they do not participate in the Group's pension schemes. Larry Pillard is in receipt of a pension from the Tate & Lyle North America retirement plan following his retirement from executive service having elected to draw his pension early in accordance with the terms of the plan's rules.

The non-executive directors do not have service contracts, but under the terms of their appointment they are usually expected to serve on the Board for between three and nine years. The appointment of Keith Hopkins, who joined the Board in November 1994, has been extended until the 2004 AGM, subject to his re-election at the 2003 AGM.

The fees received by the non-executive directors are determined by the Board. The basic fee was increased from £27,500 per annum to £32,500 per annum on 1 April 2002, the previous increase having been in October 1999. The Chairmen of the Audit and Remuneration Committees receive an additional 12.5% of the basic fee (£4,063 per annum) to reflect the extra responsibilities attached to these positions.

Carole Piwnica has a consultancy agreement with the Group for which she is paid €270,000 (£173,266) per annum. This agreement, which was entered into on 14 August 2000, is for an initial three-year period and thereafter until terminated by either party giving not less than 12 months' written notice, such notice to expire no earlier than the end of the initial three-year period. In recognition of her consultancy services, she holds the position of 'Non-Executive Vice Chairman, Government Affairs' for Tate & Lyle. She also receives £4,063 per annum in addition to her basic fee as a non-executive director.

Performance graph
The graph below, as required under the Directors' Remuneration Report Regulations 2002, illustrates the cumulative total shareholder return performance (share price growth plus reinvested dividends) of Tate & Lyle PLC against a 'broad equity market index' over the past five years. The FTSE 100 is considered to be the most appropriate benchmark for this purpose as, although the Company is not a constituent of the FTSE 100, during the relevant period it has remained in or just outside the UK's top 100 companies by market capitalisation.


40%
20%
0%
-20%
-40%
-60%
Total Shareholder Return
Tate & Lyle PLC
FTSE 100 Index
March 1998
March 1999
March 2000
March 2001
March 2002
March 2003
Source: Bloomberg

Directors' Emoluments

Emoluments of the directors of Tate & Lyle PLC for the year ended 31 March 2003, contained within staff costs, were:

	Salary and fees £000	Benefits[1] £000	Allowances £000	Annual bonus £000	Total year to 31 March 2003 £000	Total year to 31 March 2002 £000
Chairman						
Sir David Lees	231	17	–	–	248	228
Executive directors						
Simon Gifford	380	13	–	388[2]	781	532
Stuart Strathdee	235	9	–	159	403	333
John Walker	270	8	–	183	461	387
Non-executive directors						
Richard Delbridge	33	–	–	–	33	28
Keith Hopkins	37	–	–	–	37	30
Mary Jo Jacobi	33	–	–	–	33	28
Larry Pillard[4]	503	19	67	431	1 020	1 101
Carole Piwnica	210[3]	–	–	–	210	197
Allen Yurko	37	–	–	–	37	29
Directors who retired before 31 March 2002	–	–	–	–	–	13
Totals	1 969	66	67	1 161	3 263	2 906

1. Executive directors' benefits include the provision of a car (or cash allowance) and health insurance. Details of Larry Pillard's benefits and allowances for the year are given below. Benefits for the Chairman include the use of a car, the running and associated costs of which are borne partially by the Company.
2. In addition to the bonus payable under the executive bonus scheme based on the Group's financial performance for the year ended 31 March 2003, Simon Gifford's bonus includes an amount of £93,750 in respect of a discretionary payment awarded by the Remuneration Committee in recognition of his additional responsibilities as Acting Chief Executive relating to the period from 1 January 2003 to 31 March 2003.
3. Carole Piwnica's total salary is made up of her fee of £36,563 (2002 – £30,250) for serving as a non-executive director, and €270,000 (2003 – £173,266) (2002 – £166,656) paid to her under her consultancy agreement with the Group, the details of which are given on page 36.
4. The total emoluments for Larry Pillard relate to the period from 1 April 2002 to 31 December 2002 when he served as Chief Executive, and from 1 January 2003 to 31 March 2003 when he served as a non-executive director. No compensation was payable to Larry Pillard under the terms of his contract upon his resignation as Chief Executive. A breakdown of Mr Pillard's total emoluments for the year is as follows:

Larry Pillard	Salary and fees £000	Benefits[5] £000	Allowances[6] £000	Annual[7] bonus £000	Total year to 31 March 2003 £000
As Chief Executive from 1 April 2002 to 31 December 2002	495	19	67	431	1 012
As a non-executive director from 1 January 2003 to 31 March 2003	8	–	–	–	8
Totals	503	19	67	431	1 020

5. Benefits whilst serving as Chief Executive related to a car allowance, health insurance and other minor benefits.
6. Allowances whilst serving as Chief Executive related to a housing allowance and a travel allowance for his family, both of which he received as an expatriate.
7. Larry Pillard was awarded a discretionary bonus payment by the Remuneration Committee, pro-rated for his time served as Chief Executive during the year, based on the Group's financial performance for the year ended 31 March 2003.

No remuneration was paid to former directors in the year ended 31 March 2003.

Pension Provision

In previous years' accounts, disclosures of pension benefits have been made under the requirements of the Listing Rules of the Financial Services Authority. These Rules are still in place, but it is now also necessary to make disclosure in accordance with the Directors' Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

	Defined benefit schemes								Defined contribution schemes[8]
	Age at 31 March 2003	Accumulated total accrued pension at year-end[1] £000	Increase in accrued pension during the year[2] £000	Increase in accrued pension during the year (net of inflation)[3] £000	Transfer value of increase in accrued pension (net of inflation)[4] £000	Transfer value of accrued pension at start of period[5] £000	Transfer value of accrued pension at year-end[6] £000	(Decrease)/ increase in transfer value for the period[7] £000	£000
Simon Gifford	56	253	20	16	251	3 683	3 961	278	–
Larry Pillard[9]	55	374	62	59	510	2 360	3 253	893	3
Stuart Strathdee	51	133	15	13	133	1 488	1 359	(129)	–
John Walker	58	180	10	7	132	2 956	3 343	387	–

1. With the exception of Larry Pillard, the figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2003. For Larry Pillard the figure shown represents the corresponding amount based on service to his actual retirement date of 31 December 2002.
2. For each director, the figure represents the difference between the total accrued pension at 31 March 2003 (31 December 2002 for Larry Pillard) and the corresponding pension as at 31 March 2002. No allowance is made for inflation.
3. For each director, the figure represents the difference between the accrued pension at 31 March 2003 (31 December 2002 for Larry Pillard) and the corresponding pension as at 31 March 2002. The figures quoted include an adjustment for inflation in accordance with the Listing Rules of the Financial Services Authority.
4. For Simon Gifford, Stuart Strathdee and John Walker, the figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the inflation adjusted increase in the total accrued pension for the year. For Larry Pillard, the figure shown represents the Accrued Benefit Obligation, that is the present value on 31 March 2003 of the increase during the part year from 1 April 2002 to 31 December 2002, based on market conditions on 31 March 2003.
5. For Simon Gifford, Stuart Strathdee and John Walker, the figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 1 April 2002. For Larry Pillard, the figures shown represent the Accrued Benefit Obligation of the total accrued pension at 1 April 2002.
6. For Simon Gifford, Stuart Strathdee and John Walker, the figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2003. For Larry Pillard, the figures shown represent the Accrued Benefit Obligation of the total accrued pension at 31 March 2003.
7. The figures shown represent the increase/(decrease) in the transfer values from 1 April 2002 to 31 March 2003. For Stuart Strathdee, the effect of market movements in the transfer values has more than offset the value of the additional benefits accrued, resulting in a decrease in the transfer value over the year to 31 March 2003.
8. The figure shown represents the amount of matching contributions paid during the year by the Company to the 401(K) plans of Larry Pillard.
9. No changes were made during the year to Larry Pillard's pension rights under the US pension plans under which he was covered. The transfer values shown in the above table for Larry Pillard are based on the accrued benefits which would normally come into payment at age 60. On leaving, Larry Pillard elected to exercise his right under the US pension plans to draw his pension early with effect from 1 January 2003. The pension he is entitled to from this date was £311,000 per annum (reduced from the figure of £374,000 per annum shown in the table above). The actuarial value of this early retirement pension as at 31 March 2003 amounted to £3,860,000, representing an increase in value of £1,500,000 compared with the transfer value of his accrued benefits as at 31 March 2002 (which assumed that the pension would go into payment later). This difference in value reflects the capital value of paying the whole pension early (arising from his total period of employment not just his employment during the financial year), in accordance with the terms of the US pension plans.

Directors' Options over Ordinary Shares in Tate & Lyle PLC

Directors at 31 March 2003	At 1 April 2002	Granted	Lapsed	At 31 March 2003	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Simon Gifford	8 500	–	(8 500)	–	390	–	–	1
	7 000	–	–	7 000	404	26.11.96	25.11.03	1
	4 000	–	–	4 000	425	28.11.97	27.11.04	1
	13 500	–		13 500	463	04.12.98	03.12.05	3
	20 000	–	–	20 000	473	30.01.99	29.01.06	3
	30 000	–	–	30 000	483	29.11.99	28.11.06	3
	46 912	–	–	46 912	470.50	28.11.00	27.11.07	3
	68 175	–	–	68 175	336	17.12.01	16.12.08	3
	46 357	–	–	46 357	428.25	01.12.02	30.11.09	3
	14 945	–	–	14 945	274	12.06.03	11.06.10	3
	134 378	–	–	134 378	293.50	05.08.03	04.08.10	4
	139 860	–	–	139 860	286	15.06.04	14.06.11	4
	–	152 202	–	152 202	374.50	17.06.05	16.06.12	4
	9 271	–	–	9 271	182	01.03.06	31.08.06	5
	542 898	152 202	(8 500)	686 600				
Stuart Strathdee	20 000	–	(20 000)	–	390	–	–	1
	20 000	–	–	20 000	385	10.05.96	09.05.03	1,2
	15 000	–	–	15 000	404	26.11.96	25.11.03	1
	20 000	–	–	20 000	425	28.11.97	27.11.04	1
	40 000	–	–	40 000	463	04.12.98	03.12.05	3
	10 000	–	–	10 000	483	29.11.99	28.11.06	3
	4 500	–	–	4 500	470.50	28.11.00	27.11.07	3
	23 939	–	–	23 939	336	17.12.01	16.12.08	3
	16 110	–	–	16 110	428.25	01.12.02	30.11.09	3
	98 126	–	–	98 126	293.50	05.08.03	04.08.10	4
	89 160	–	–	89 160	286	15.06.04	14.06.11	4
	–	94 125	–	94 125	374.50	17.06.05	16.06.12	4
	3 522	–	–	3 522	220	01.08.03	31.01.04	5
	–	625	–	625	304	01.08.05	31.01.06	5
	360 357	94 750	(20 000)	435 107				
John Walker	20 000	–	(20 000)	–	390	–	–	1
	30 000	–	–	30 000	385	10.05.96	09.05.03	1,2
	25 000	–	–	25 000	404	26.11.96	25.11.03	1
	20 000	–	–	20 000	425	28.11.97	27.11.04	1
	16 000	–	–	16 000	463	04.12.98	03.12.05	3
	5 500	–	–	5 500	483	29.11.99	28.11.06	3
	10 910	–	–	10 910	470.50	28.11.00	27.11.07	3
	28 102	–	–	28 102	336	17.12.01	16.12.08	3
	33 461	–	–	33 461	428.25	01.12.02	30.11.09	3
	19 855	–	–	19 855	274	12.06.03	11.06.10	3
	97 451	–	–	97 451	293.50	05.08.04	04.08.11	4
	104 985	–	–	104 985	286	15.06.04	14.06.11	4
	4 403	–	–	4 403	220	01.08.03	31.01.04	5
	415 667	–	(20 000)	395 667				

1. Options granted under the 1992 Executive Scheme with no performance conditions attached.
2. Total includes options granted in May 1993 which were exercisable at a discount of 15% subject to the satisfaction of performance criteria (all of which, as at the date of this report, have expired unexercised).
3. Options granted under the 1992 Executive Scheme with performance conditions attached. The performance conditions are described on page 34. These options are not exercisable as the performance conditions attached to the options have not been met.
4. Options granted under the 2000 Executive Scheme with performance conditions attached. The performance conditions are described on page 34. These options are not exercisable as they are less than three years old.
5. Options held or granted under the sharesave scheme. As the sharesave scheme is an all-employee share scheme, no performance conditions are attached.

No executive or sharesave options were exercised during the year. Under the rules of the sharesave and the executive option schemes, all options held by Larry Pillard lapsed when he ceased to be employed as Chief Executive from 31 December 2002.

The aggregate gain made by directors on the exercise of all options during the year was nil (2002 – nil). The closing market price of the Company's shares on 31 March 2003 was 299p and the range during the year to 31 March 2003 was 268.5p to 379p.

Directors' Interests in Ordinary Shares of Tate & Lyle PLC

	Ordinary shares 2003	2002
Richard Delbridge	**30 000**	20 000
Simon Gifford	**160 833**	155 316
Keith Hopkins	**6 610**	6 610
Mary Jo Jacobi	**3 000**	3 000
Sir David Lees	**35 000**	30 000
Larry Pillard	**17 374**	9 374
Carole Piwnica	**6 612**	6 612
Stuart Strathdee	**31 398**	17 689
John Walker	**25 508**	25 257
Allen Yurko	**5 000**	5 000

All the above interests are beneficially held.

Simon Gifford, Stuart Strathdee and John Walker, together with all employees, had beneficial interests in 4,519,339 ordinary shares at 1 April 2002 and 8,528,318 ordinary shares at 31 March 2003, acquired by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the 2000 Executive Share Option Scheme.

There were no changes in directors' interests in the period from 1 April 2003 to 4 June 2003.

No director had interests in any class of shares other than ordinary shares.

The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.

By order of the Board
Robert Gibber Company Secretary
4 June 2003

Financial contents

Independent Auditors' Report to the Members of Tate & Lyle PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ('the auditable part').

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only: the Financial Highlights, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review, the Corporate Social Responsibility Report, the biographies of the Board of Directors and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the profit and cash flows of the Group for the year then ended;
- The financial statements have been properly prepared in accordance with the Companies Act 1985; and
- Those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
4 June 2003

Notes		Year to 31 March 2003 Continuing activities £ million	Discontinued activities £ million	Total £ million	Year to 31 March 2002 £ million
	Group sales	2 758	91	2 849	3 616
	Share of sales of joint ventures and associates	318	–	318	328
	Total sales	3 076	91	3 167	3 944
	Group operating profit:				
	Before goodwill amortisation and operating exceptional items	220	(1)	219	180
	Goodwill amortisation	(8)	–	(8)	(8)
5	Operating exceptional items – impairment of assets	(39)	–	(39)	–
4	**Group operating profit**	173	(1)	172	172
	Share of operating profits of joint ventures and associates	35	–	35	36
	Total operating profit	208	(1)	207	208
	Non-operating exceptional items:				
5	Write-downs on planned sales of businesses	(12)	–	(12)	–
5	Profit/(loss) on sale of businesses	4	15	19	(5)
5	(Loss)/profit on sale of fixed assets	(1)	–	(1)	13
	Profit before interest	199	14	213	216
7	Interest receivable and similar income			31	47
8	Interest payable and similar charges			(60)	(102)
	Share of net interest receivable/(payable) of joint ventures and associates			3	(2)
	Profit before taxation			187	159
9	Taxation			(57)	(39)
	Profit after taxation			130	120
	Minority interests – equity			2	(2)
	Profit for the period			132	118
10	Dividends paid and proposed – including on non-equity shares			(86)	(85)
	Retained profit for the period			46	33
	Earnings per share				
11	Basic			27.8p	24.7p
11	Diluted			27.7p	24.6p
	Before goodwill amortisation and exceptional items				
	Profit before taxation			228	159
11	Diluted earnings per share			33.0p	22.1p

There is no material difference between the Group's results as stated above and its results prepared on a historical cost basis.

Notes		As at 31 March 2003 Group £ million	As at 31 March 2002 Group £ million	As at 31 March 2003 Tate & Lyle PLC £ million	As at 31 March 2002 Tate & Lyle PLC £ million
	Fixed assets				
12	Intangible assets	154	158	–	–
13	Tangible assets	1 176	1 303	–	–
14	Investments in subsidiary undertakings	–	–	2 397	2 299
15	Investments in joint ventures:				
	– Share of gross assets	*300*	*330*	–	–
	– Share of gross liabilities	*(128)*	*(152)*	–	–
		172	178	–	–
15	Investments in associates	2	3	–	–
16	Other investments	61	57	28	13
		1 565	1 699	2 425	2 312
	Current assets				
17	Stocks	310	400	–	–
18	Debtors – due within one year				
	– Subject to financing arrangements:				
	– Debtors	*66*	*58*	–	–
	– Less: Non-returnable amounts received	*(53)*	*(52)*	–	–
		13	6	–	–
	– Other debtors due within one year	354	434	32	68
18	Debtors – due after more than one year	31	27	3	3
19	Investments	127	63	–	–
	Cash at bank and in hand	45	72	–	–
		880	1 002	35	71
	Creditors – due within one year				
20	Borrowings	(100)	(151)	(1 182)	(976)
20	Other creditors	(493)	(502)	(70)	(69)
	Net current assets/(liabilities)	287	349	(1 217)	(974)
	Total assets less current liabilities	1 852	2 048	1 208	1 338
	Creditors – due after more than one year				
21	Borrowings, including convertible debt	(543)	(623)	(419)	(436)
22	Other creditors	(4)	(3)	–	–
23	Provisions for liabilities and charges	(261)	(341)	–	(4)
	Total net assets	1 044	1 081	789	898
	Capital and reserves				
27	Called up share capital	123	123	123	123
28	Share premium account	381	380	381	380
28	Revaluation reserve	32	31	–	–
28	Other reserves	74	78	–	–
28	Profit and loss account	402	431	285	395
	Shareholders' funds (including non-equity interests)	1 012	1 043	789	898
	Minority interests – equity	32	38	–	–
		1 044	1 081	789	898

The financial statements were approved by the Board of Directors on 4 June 2003 and signed on its behalf by:

Sir David Lees
Iain Ferguson
Simon Gifford } Directors

Registered No. 76535

Notes		Year to 31 March 2003 £ million		Year to 31 March 2002 £ million	
29	**Net cash inflow from operating activities**		323		445
	Dividends received from joint ventures		10		7
	Returns on investments and servicing of finance				
	Interest paid	(51)		(109)	
	Interest received	30		48	
	Dividends paid to minority interests in subsidiary undertakings	(2)		(1)	
			(23)		(62)
	Taxation paid		(7)		(35)
	Capital expenditure and financial investment				
	Purchase of tangible fixed assets	(75)		(76)	
	Sale of tangible fixed assets	1		15	
	Purchase of fixed asset investments	(15)		(12)	
	Sale of fixed asset investments	4		12	
			(85)		(61)
	Acquisitions and disposals				
	Sale of subsidiaries	55		103	
	Net overdrafts of subsidiaries sold	–		2	
	Sale of interests in joint ventures and associates	–		7	
	Refinancing of existing joint ventures	–		(3)	
			55		109
	Equity dividends paid		(84)		(85)
	Net cash inflow before financing and management of liquid resources		189		318
	Management of liquid resources				
	Increase in current asset investments		(67)		(2)
	Net cash inflow before financing		122		316
	Financing				
	Repayment of borrowings due after one year		(245)		(246)
	New borrowings due after one year		195		220
	Decrease in short-term borrowings		(104)		(272)
	Net cash outflow from financing		(154)		(298)
31	**(Decrease)/increase in cash in the period**		(32)		18

Net cash inflows of £56 million were received in respect of exceptional items.

group statement of total recognised gains and losses

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Profit for the period		
– Group	116	99
– Joint ventures and associates	16	19
	132	118
Exchange difference on foreign currency net investments	(66)	(3)
Taxation on exchange difference on foreign currency net investments	(21)	1
Total recognised gains and losses for the period	45	116

group reconciliation of movements in shareholders' funds

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Opening shareholders' funds	1 043	1 008
Movements during the period:		
– Total recognised gains and losses for the period	45	116
– Dividends	(86)	(85)
– Issue of shares	1	–
– Goodwill on disposals transferred to the profit and loss account	9	4
	(31)	35
Closing shareholders' funds	1 012	1 043

analysis of shareholders' funds

	As at 31 March 2003 £ million	As at 31 March 2002 £ million
Non-equity interests		
– 6½% cumulative preference shares	2	2
Equity interests	1 010	1 041
Shareholders' funds	1 012	1 043

segmental analysis of total sales

By activity	Year to 31 March 2003 Continuing activities £ million	Discontinued activities £ million	Total £ million
Sweeteners and starches			
– Americas	**1 137**	**10**	**1 147**
– Europe	**1 331**	**–**	**1 331**
– Rest of the World	**354**	**–**	**354**
	2 822	**10**	**2 832**
Animal feed and bulk storage	**227**	**81**	**308**
Other businesses and activities	**27**	**–**	**27**
	3 076	**91**	**3 167**

	Year to 31 March 2002* Continuing activities £ million	Discontinued activities £ million	Total £ million
Sweeteners and starches			
– Americas	1 269	428	1 697
– Europe	1 323	–	1 323
– Rest of the World	422	50	472
	3 014	478	3 492
Animal feed and bulk storage	248	130	378
Other businesses and activities	39	35	74
	3 301	643	3 944

*Comparative figures have been reclassified to include within discontinued activities not only the results of businesses that are shown as discontinued activities in 2002, but also of businesses that are now discontinued but last year were classified as continuing activities.

Sales analyses in the above tables include only sales to third parties. Inter-segmental sales totalled £167 million (2002 – £187 million).

Included in the analysis of total sales are the following amounts relating to joint ventures and associates. In the year to 31 March 2002, the Group sold its investments in African and Thai cane sugar and included their results for that year in discontinued activities. In the year under review, all sales in joint ventures and associates arose from continuing activities.

Sales of joint ventures and associates	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Sweeteners and starches		
– Americas	**145**	155
– Europe	**167**	149
– Rest of the World	**2**	20
	314	324
Animal feed and bulk storage	**4**	4
Other businesses and activities	**–**	–
	318	328

During the year, the Group changed the definition of its geographic segments. Activity within Canada and Mexico, previously included within the 'Rest of the World' segment, has been combined with activity within the US to create a new geographical segment of 'North America'. This change reflects the closer economic alignment of businesses operating in these countries. Information on both bases is disclosed for both years.

Geographic – by destination	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
United Kingdom	**614**	554
Other European countries	**951**	955
North America (of which US totals £869 million; 2002: £1,340 million)	**1 207**	1 697
Rest of the World	**395**	738
	3 167	3 944

Geographic – by origin	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
United Kingdom	**194**	198
Other European activities	**778**	759
North America (of which US totals £942m; 2002: £1,438 million)	**1 298**	1 825
Rest of the World	**897**	1 162
	3 167	3 944

segmental analysis of profit before taxation

By class of business	Year to 31 March 2003 Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches					
– Americas	**135**	**1**	**136**	**(25)**	**111**
– Europe	**107**	**–**	**107**	**(12)**	**95**
– Rest of the World	**11**	**–**	**11**	**4**	**15**
	253	**1**	**254**	**(33)**	**221**
Animal feed and bulk storage	**4**	**(2)**	**2**	**1**	**3**
Other businesses and activities	**(10)**	**–**	**(10)**	**(1)**	**(11)**
Total profit/(loss) before interest	**247**	**(1)**	**246**	**(33)**	**213**
Net interest expense			**(26)**	**–**	**(26)**
Profit/(loss) before taxation			**220**	**(33)**	**187**

Included within exceptional items above is an operating exceptional charge of £39 million taken primarily to write-down the assets of the US and Mexican citric acid businesses to their recoverable values. The operating exceptional item is included within the segments 'Sweeteners and Starches – Americas' (£38 million) and 'Other businesses and activities' (£1 million).

	Year to 31 March 2002* Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches					
– Americas	139	(18)	121	1	122
– Europe	87	–	87	4	91
– Rest of the World	4	1	5	1	6
	230	(17)	213	6	219
Animal feed and bulk storage	10	3	13	(1)	12
Other businesses and activities	(22)	4	(18)	3	(15)
Total profit/(loss) before interest	218	(10)	208	8	216
Net interest expense			(57)	–	(57)
Profit before taxation			151	8	159

*Comparative figures have been reclassified to include within discontinued activities not only the results of businesses that are shown as discontinued activities in 2002, but also of businesses that are now discontinued but last year were classified as continuing activities.

The above figures include goodwill amortisation charged to the ongoing activities of the sweeteners and starches business as follows: Americas – £4 million (2002 – £4 million); Europe – £4 million (2002 – £4 million).

During the year, the Group changed the definition of its geographic segments. Activity within Canada and Mexico, previously included within the 'Rest of the World' segment, has been combined with activity within the US to create a new geographical segment of 'North America'. The change reflects the closer economic alignment of businesses operating in these countries. Information on both bases is disclosed for both years.

By geographical segment	Year to 31 March 2003 Before exceptional items £ million	Year to 31 March 2003 Exceptional items £ million	Year to 31 March 2003 After exceptional items £ million	Year to 31 March 2002 Before exceptional items £ million	Year to 31 March 2002 Exceptional items £ million	Year to 31 March 2002 After exceptional items £ million
United Kingdom	48	(1)	47	46	10	56
Other European countries	54	(12)	42	43	13	56
North America	123	(24)	99	109	(5)	104
Rest of the World	21	4	25	10	(10)	–
Total profit/(loss) before interest	246	(33)	213	208	8	216
Net interest expense	(26)	–	(26)	(57)	–	(57)
Profit/(loss) before taxation	220	(33)	187	151	8	159
Included within the 'North America' segment are the following amounts relating to US	86	(10)	76	84	(5)	79

segmental analysis of net operating assets

By class of business	As at 31 March 2003 £ million	As at 31 March 2002 £ million
Sweeteners and starches		
– Americas	691	870
– Europe	870	792
– Rest of the World	57	100
	1 618	1 762
Animal feed and bulk storage	42	83
Other businesses and activities	(1)	(32)
	1 659	1 813
Unallocated net liabilities – dividends and tax	(144)	(93)
Net borrowings	(471)	(639)
Total net assets	1 044	1 081

By geographical segment	As at 31 March 2003 £ million	As at 31 March 2002 £ million
United Kingdom	345	314
Other European countries	541	463
North America (including £515 million relating to US; 2002: £646 million)	687	882
Rest of the World	86	154
	1 659	1 813

1 Accounting policies

Basis of preparation

a) Accounting policies

The accounts are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

The Group's accounting policies are unchanged compared with the year ended 31 March 2002.

b) Discontinued activities

Discontinued activities represents the results of businesses now sold that were individually significant to their segment and include Western, the US beet sugar producer, and the North American molasses and storage businesses, which were sold in 2003 and Domino, the US cane sugar refiner, the African and Thai sugar assets and the storage businesses in East Africa and the Caribbean which were sold in 2002.

Basis of consolidation

The Group's financial statements comprise the financial statements of the Company and its subsidiary undertakings. An undertaking is regarded as a subsidiary undertaking if the Company has control over its operating and financial policies.

As permitted by Section 230 of the Companies Act 1985, the Company's own profit and loss account is not presented in these financial statements.

An undertaking is regarded as a joint venture if the Group has joint control over its operating and financial policies and an associate if the Group holds a participating interest and has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Joint ventures and associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets (shown gross in the case of joint ventures).

Unless stated otherwise, business combinations are accounted for by the acquisition method of accounting whereby the Group's results include the results of the acquired business from the effective date of acquisition. Where a business is sold, its results are included in the Group's results to the effective date of disposal.

Goodwill

Goodwill arises under the acquisition method of accounting for business combinations and represents the difference between the fair value of the purchase consideration and the interest acquired by the Group in the fair value of the identifiable assets and liabilities of the acquired business at the date of acquisition.

On acquisitions completed after 26 September 1998, goodwill is capitalised and amortised to the profit and loss account over its useful economic life not exceeding 20 years.

Goodwill arising on the acquisition of subsidiary undertakings is shown within intangible fixed assets. Goodwill arising on the acquisition of joint ventures and associates is included in their carrying value on the Group's balance sheet.

On acquisitions completed on or before 26 September 1998, goodwill was written off directly to reserves and has not been reinstated.

Goodwill not previously recognised in the profit and loss account is taken into account when calculating the profit or loss on the subsequent disposal or termination of acquired businesses.

Sales

Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. By-product revenues are credited to the cost of raw materials.

Stock

Stock is valued at the lower of direct cost together with attributable overheads and net realisable value and is transferred to the profit and loss account on a 'first in, first out' basis.

Tangible fixed assets

Certain tangible fixed assets are carried at amounts based upon valuations recognised before the adoption of FRS15 'Tangible Fixed Assets'. As is permitted by the transitional provisions of FRS15, these revaluations have not been updated.

Finance costs directly attributable to the construction of tangible fixed assets are capitalised as part of the cost of those assets.

The depreciation charge is calculated so as to allocate the cost or revalued amount of tangible fixed assets systematically over their remaining useful economic lives using the straight line method. These asset lives are reviewed at the end of each financial year.

The following asset lives are used:

Freehold land	:	No depreciation
Freehold buildings	:	20 to 50 years
Leasehold property	:	Period of the lease
Bulk liquid storage tanks	:	12 to 20 years
Plant and machinery	:	3 to 28 years

Leases
Assets held under finance leases are capitalised and depreciated in accordance with the Group's depreciation policy. Operating lease costs are charged to profit as incurred.

Research and development
All expenditure on research and development is charged to profit as incurred.

Advertising
Advertising costs are charged to profit when the advertising first takes place.

Retirement benefits
The Group operates a number of defined benefit pension schemes and, in the USA, provides retirement healthcare and life assurance benefits. The expected cost of these arrangements is charged to the profit and loss account, on the advice of actuaries, so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme.

Deferred tax
Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date.

Deferred tax is not recognised on permanent differences or on timing differences arising on property revaluation surpluses where there is no commitment to sell the asset, gains on asset sales that are rolled over into replacement assets for tax purposes or on unremitted profits of overseas subsidiaries.

Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Where appropriate, deferred tax assets and liabilities are stated on a discounted basis.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate) except when they are hedged by an open foreign exchange contract, in which case the rate of exchange specified in the contract is used.

The profits of overseas companies are translated at the annual average of daily exchange rates and the difference when compared with that arising from the use of closing rates, together with differences on exchange arising from the translation of the opening balance sheets of overseas companies at year end rates are taken directly to distributable reserves. Other profits and losses on exchange are credited or charged to the profit and loss account.

Financial instruments and their derivatives
Financial instruments and their derivatives are categorised as held for trading or held as hedges.

Financial instruments held for trading
The fair value of all instruments held for trading is recognised in the balance sheet and all unrealised profits and losses are taken to operating profit.

1 Accounting policies continued

Financial instruments held as hedges

All hedging instruments are matched with their underlying hedged item. Each instrument's gain or loss is brought into the profit and loss account and its fair value into the balance sheet, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange and commodity instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

The finance costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the costs of issue and any discount to face value arising on issue, or any premium payable on maturity.

Differences arising from the movement in exchange rates during the year from the translation to sterling of the foreign currency borrowings and similar instruments used to finance long-term foreign equity investments are taken direct to distributable reserves and reported in the statement of total recognised gains and losses.

Changes in the fair value of most financial instruments or the underlying hedged item are not usually recognised in the profit and loss account. However, if unrealised changes in the fair value of the hedged item are included in the profit and loss account, changes in the fair value of the instrument are also included.

Initial margin deposits and variation margin deposits and receipts for futures contracts are included in current assets or current liabilities while the position is open. Unamortised premiums are also held in similar accounts.

All premiums or fees, paid or received, in respect of a financial instrument are accounted for over the life of the matched underlying asset, liability, income or cost, even if the instrument has been sold. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is sold. Any profit or loss on the sale is recognised in the profit and loss account as part of operating profit.

2 Exchange rates

The exchange rates used to translate the results, assets and liabilities and cash flows of the Group's principal overseas operations were as follows:

	Average rate		Period end rate	
	Year to 31 March 2003	Year to 31 March 2002	As at 31 March 2003	As at 31 March 2002
Canadian dollar	**2.40**	2.24	**2.33**	2.27
Euro	**1.56**	1.62	**1.45**	1.63
US dollar	**1.54**	1.43	**1.58**	1.42

3 Analysis of continuing and discontinued activities

	Year to 31 March 2003		
	Continuing activities £ million	Discontinued activities £ million	Total £ million
Group sales	**2 758**	**91**	**2 849**
Share of sales of joint ventures	**312**	**–**	**312**
Share of sales of associates	**6**	**–**	**6**
Total sales	**3 076**	**91**	**3 167**
Group operating profit:			
Before goodwill amortisation and operating exceptional items	**220**	**(1)**	**219**
Goodwill amortisation	**(8)**	**–**	**(8)**
Operating exceptional items – impairment of assets	**(39)**	**–**	**(39)**
Group operating profit	**173**	**(1)**	**172**
Share of operating profits of joint ventures	**35**	**–**	**35**
Share of operating profits of associates	**–**	**–**	**–**
Total operating profit	**208**	**(1)**	**207**
Exceptional items:			
Write downs on planned sales of businesses	**(12)**	**–**	**(12)**
Profit on sale of businesses	**4**	**15**	**19**
Loss on sale of fixed assets	**(1)**	**–**	**(1)**
Profit before interest	**199**	**14**	**213**

3 Analysis of continuing and discontinued activities continued	Year to 31 March 2002 Continuing activities £ million	Discontinued activities £ million	Total £ million
Group sales	2 989	627	3 616
Share of sales of joint ventures	306	6	312
Share of sales of associates	6	10	16
Total sales	3 301	643	3 944
Group operating profit:			
Before goodwill amortisation	191	(11)	180
Goodwill amortisation	(8)	–	(8)
Group operating profit	183	(11)	172
Share of operating profits of joint ventures	35	–	35
Share of operating profits of associates	–	1	1
Total operating profit	218	(10)	208
Exceptional items:			
Profit/(loss) on sale of businesses	1	(6)	(5)
Profit on sale of fixed assets	11	2	13
Profit/(loss) before interest	230	(14)	216

4 Group operating profit	Year to 31 March 2003 Continuing activities £ million	Year to 31 March 2003 Discontinued activities £ million	Year to 31 March 2003 Total £ million	Year to 31 March 2002 Continuing activities £ million	Year to 31 March 2002 Discontinued activities £ million	Year to 31 March 2002 Total £ million
The following have been charged/(credited) in arriving at operating profit:						
Raw materials and consumables	**1 613**	**70**	**1 683**	1 790	492	2 282
Other external charges	**279**	**4**	**283**	337	34	371
Staff costs (note 6)	**246**	**6**	**252**	243	60	303
Goodwill amortisation	**8**	**–**	**8**	8	–	8
Depreciation of tangible fixed assets	**108**	**2**	**110**	117	4	121
Reorganisation costs	**10**	**–**	**10**	16	–	16
Operating lease rentals and other hire charges						
– Plant and machinery	**26**	**1**	**27**	28	5	33
– Other	**7**	**1**	**8**	8	1	9
Auditors' fees and expenses						
– Audit	**2**	**–**	**2**	2	–	2
– Audit related	**–**	**–**	**–**	–	–	–
– Other – UK	**–**	**–**	**–**	1	–	1
– Other – Overseas	**1**	**–**	**1**	–	–	–
Exchange (gains)/losses on foreign currency net operating assets	**(1)**	**–**	**(1)**	2	(1)	1
Provisions against fixed asset investments	**–**	**–**	**–**	–	1	1
Advertising	**1**	**–**	**1**	2	1	3
Other operating charges	**292**	**10**	**302**	281	47	328
Other operating income	**(46)**	**(2)**	**(48)**	(29)	(6)	(35)
Operating exceptional items – impairment of assets	**39**	**–**	**39**	–	–	–
	2 585	**92**	**2 677**	2 806	638	3 444

Reorganisation costs incurred during the year largely arise from the ongoing integration of Amylum into the Group following the acquisition of the Amylum and Staley minority interests in August 2000.

Research and development expenditure amounted to £18 million (2002 – £17 million).

Audit fees disclosed above include £0.4 million (2002 – £0.3 million) relating to the audit of Tate & Lyle PLC.

Total fees for worldwide audit-related and non-audit services in 2003 paid to the auditor PricewaterhouseCoopers LLP ('PwC') were £1.7 million (2002 – £0.9 million). Audit-related fees were £0.4 million and non-audit fees were £1.3 million. We sought assistance with the disposal of the United Molasses business, and after a competitive bidding process awarded this assignment to PwC in 2001. This was before the implementation of the Group's revised auditor independence policy, with more restricted scope for the provision of non-audit services, as set out in the Corporate Governance report on page 32. Of the £1.7 million, the disposal assignment cost £1.5 m, of which £0.9 million has been included within the profit on the sale of businesses and £0.6 million included within operating profit, as it related to the part of the business which was ultimately retained.

5 Exceptional items	Profit/(loss) before goodwill and tax £ million	Goodwill re-instated £ million	Profit/(loss) before tax £ million	Tax £ million	Minority interests £ million	Profit/(loss) for the period £ million
Year to 31 March 2003						
Operating exceptional items – impairment of assets	(39)	–	(39)	13	3	(23)
Write-down on planned sale of business	(3)	(9)	(12)	–	–	(12)
Profit on sale of businesses	19	–	19	–	–	19
Loss on sale of fixed assets	(1)	–	(1)	–	–	(1)
	(24)	(9)	(33)	13	3	(17)
Year to 31 March 2002						
(Loss)/profit on sale of businesses	(1)	(4)	(5)	15	–	10
Profit on sale of fixed assets	13	–	13	(3)	–	10
	12	(4)	8	12	–	20

An operating exceptional charge of £39 million was taken primarily to write-down the assets of the US and Mexican citric acid businesses to their recoverable values. The impairment review was performed using a discount rate of 12%, being the Group's pre-tax weighted average cost of capital adjusted to reflect specific industry risks.

6 Staff costs	Year to 31 March 2003 Continuing activities £ million	Year to 31 March 2003 Discontinued activities £ million	Year to 31 March 2003 Total £ million	Year to 31 March 2002 Continuing activities £ million	Year to 31 March 2002 Discontinued activities £ million	Year to 31 March 2002 Total £ million
Wages and salaries	194	6	200	200	57	257
Social security costs	28	–	28	31	2	33
Pension costs						
– Defined benefit schemes	15	–	15	5	–	5
– Defined contribution schemes	2	–	2	2	–	2
Retirement healthcare benefits	7	–	7	5	1	6
	246	6	252	243	60	303

Details of directors' remuneration are given in the Directors' Remuneration Report on pages 33 to 40.

Segmental analysis of employees	Average Year to 31 March 2003 Employees	Average Year to 31 March 2002 Employees
Sweeteners and starches		
– Americas	2 141	4 046
– Europe	2 627	2 934
– Rest of the World	1 512	1 405
	6 280	8 385
Animal feed and bulk storage	468	591
Other businesses and activities	270	271
	7 018	9 247

The average number of employees represents a monthly average and excludes employees of joint ventures and associates.

Geographical analysis of employees	Average Year to 31 March 2003	Average Year to 31 March 2002
UK	1 258	1 460
Other European countries	1 693	1 903
North America (of which 1 825 relate to US; 2002 – 3 499)	2 415	4 014
Rest of the World	1 652	1 870
	7 018	9 247

7 Interest receivable and similar income

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Interest receivable		
– Loans and deposits	5	4
– Other	21	43
Interest receivable – total	26	47
Income from fixed asset investments		
– Listed investments	1	–
– Unlisted investments	4	–
Income from fixed asset investments – total	5	–
	31	47

8 Interest payable and similar charges

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
On bank loans and overdrafts	7	34
On all other loans	46	60
On working capital balances	8	9
	61	103
Interest capitalised as part of tangible fixed asset additions (note 13)	(1)	(1)
	60	102
Share of net interest (receivable)/payable of joint ventures	(3)	2

The capitalisation rate used to determine the amount of finance costs capitalised during the period was 6.1% (2002 – 6.4%).

9 Taxation

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Analysis of tax charge for the period		
Current tax		
– UK corporation tax at 30.0% (2002 – 30.0%)	21	8
– Double taxation relief	(16)	(4)
– Adjustments to tax charged in previous periods	4	12
	9	16
Overseas tax	34	30
Total current tax	43	46
Deferred tax		
Origination of timing differences	(15)	2
Change in tax rates and legislation	2	(5)
Adjustments to deferred tax assets recognised in previous periods	1	(3)
	(12)	(6)
Movement on discount	14	(8)
Total deferred tax	2	(14)
Group tax charge	45	32
Share of tax of joint ventures	12	7
Total tax charge	57	39

9 **Taxation** continued	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Profit before tax	187	159
Less: Share of profit before tax of joint ventures and associates	(38)	(34)
	149	125
Corporation tax charge/(credit) thereon at the standard rate of 30% (2002 – 30%)	45	38
Adjusted for the effects of:		
Expenses not deductible for tax purposes (including goodwill amortisation)	3	20
Losses not recognised	8	13
Different tax rates on overseas earnings	(13)	(18)
Capital allowances for the period in excess of depreciation	9	(5)
Other timing differences	(2)	(9)
Adjustments to tax charged in respect of previous periods	(7)	7
Current tax charge for the period	43	46

10 **Dividends paid and proposed**	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Dividends on ordinary equity shares		
– Paid	25	26
– Proposed	61	59
	86	85
The total ordinary dividend is 18.3p (2002 – 17.8p) made up as follows:		
First interim dividend	5.5p	5.5p
Final dividend	12.8p	12.3p
	18.3p	17.8p

Dividends on non-equity shares comprised £0.2 million (2002 – £0.2 million) in respect of the 6½% Cumulative Preference Shares.

11 Earnings per share

Basic earnings per share is calculated by dividing profit after taxation, minority interests and preference dividends of £132 million (2002 – £118 million), by the weighted average number of ordinary shares in issue during the period of 474.3 million shares (2002 – 478.0 million shares). For this purpose, the weighted average number of ordinary shares in issue excludes an average of 7.7 million shares (2002 – 3.7 million shares) held by an ESOP trust that have not vested unconditionally in the participating employees.

Diluted earnings per share take into account the dilutive effect of share options outstanding under the Company's employee share schemes.

Diluted earnings per share before the amortisation of capitalised goodwill and exceptional items is presented in order to assist in the understanding of the underlying performance of the Group's business.

	Year to 31 March 2003			Year to 31 March 2002		
	Earnings £ million	Shares millions	Earnings per share pence	Earnings £ million	Shares millions	Earnings per share pence
Basic	132	474.3	27.8	118	478.0	24.7
Dilutive effect of share options	–	2.0	(0.1)	–	1.0	(0.1)
Diluted	132	476.3	27.7	118	479.0	24.6
Goodwill amortisation	8	–	1.7	8	–	1.7
Exceptional items (note 5)	17	–	3.6	(20)	–	(4.2)
Diluted before goodwill amortisation and exceptional items	157	476.3	33.0	106	479.0	22.1

12 Intangible fixed assets

	Goodwill £ million
Cost	
At 31 March 2002	172
Disposals	1
Exchange differences	4
At 31 March 2003	177
Amortisation	
At 31 March 2002	14
Charge for period	8
Exchange differences	1
At 31 March 2003	23
Net book value at 31 March 2003	**154**
Net book value at 31 March 2002	158

13 Tangible fixed assets

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Gross book value				
At 31 March 2002	557	2 085	66	2 708
Exchange differences	(20)	(53)	1	(72)
Businesses sold and write-downs on planned sales of businesses	(44)	(119)	–	(163)
Additions	1	12	64	77
Transfers on completion	8	55	(63)	–
Disposals	(3)	(38)	–	(41)
At 31 March 2003	499	1 942	68	2 509
Depreciation				
At 31 March 2002	213	1 192	–	1 405
Exchange differences	(8)	(32)	–	(40)
Businesses sold and write-downs on planned sales of businesses	(36)	(105)	–	(141)
Exceptional items – impairment of assets	–	38	–	38
Charge for period	13	97	–	110
Disposals	(2)	(37)	–	(39)
At 31 March 2003	180	1 153	–	1 333
Net book value at 31 March 2003	**319**	**789**	**68**	**1 176**
Net book value at 31 March 2002	344	893	66	1 303

Analysis of land and buildings	Freehold		Leasehold			
	Land £ million	Buildings £ million	Long £ million	Short £ million	Bulk liquid storage £ million	Total £ million
Gross book value	42	402	–	22	33	499
Depreciation	–	(153)	–	(8)	(19)	(180)
Net book value at 31 March 2003	**42**	**249**	**–**	**14**	**14**	**319**
Net book value at 31 March 2002	48	263	–	15	18	344

13 Tangible fixed assets continued

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of gross book value				
Assets held at cost (or earliest ascribed value)	421	1 932	68	2 421
Assets held at a valuation:				
Last valued in 1977	–	10	–	10
Last valued in 1989	47	–	–	47
Last valued in 1993	31	–	–	31
At 31 March 2003	**499**	**1 942**	**68**	**2 509**

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of net book value on historical cost basis				
Cost (or earliest ascribed value)	471	1 940	68	2 479
Depreciation	(178)	(1 149)	–	(1 327)
Net book value at 31 March 2003	**293**	**791**	**68**	**1 152**

Assets in course of construction are held at cost.

Finance costs
The aggregate amount of finance costs included in the cost of tangible fixed assets is £46 million (2002 – £53 million). During the year, finance costs capitalised in previous periods recognised in the profit and loss account amounted to £2 million (2002 – £3 million).

Leased assets
Included in the tangible fixed assets are the following amounts in respect of assets held under finance leases:

	Land and buildings £ million	Plant and machinery £ million	Total £ million
Capitalised value	1	18	19
Depreciation	(1)	(15)	(16)
Net book value at 31 March 2003	**–**	**3**	**3**

During the year, depreciation of £1 million (2002 – £1 million) was charged in respect of assets acquired under finance leases.

14 Investments in subsidiary undertakings

Tate & Lyle PLC	Shares in subsidiary undertakings £ million	Loans to subsidiary undertakings £ million	Total £ million
At 31 March 2002	2 058	241	2 299
Exchange differences	12	(6)	6
Additions	92	–	92
At 31 March 2003	**2 162**	**235**	**2 397**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2002 – £70 million).

Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2002 – £9 million).

15 Investments in joint ventures and associates

Group	Joint ventures £ million	Associates £ million	Total £ million
At 31 March 2002	178	3	181
Exchange differences	(22)	–	(22)
Share of retained profits	16	–	16
Other movements	–	(1)	(1)
At 31 March 2003	**172**	**2**	**174**

Shares owned by the Group in joint ventures and associates are unlisted.

The Group's share of the gross assets and liabilities of its joint ventures was as follows:

	2003 £ million	2002 £ million
Share of fixed assets	**153**	178
Share of current assets	**147**	152
Share of gross assets	**300**	330
Share of creditors due within one year	**(105)**	(131)
Share of creditors due after more than one year	**(23)**	(21)
Share of gross liabilities	**(128)**	(152)
Share of net assets	**172**	178

16 Other fixed asset investments

	Own shares £ million	Other equity investments £ million	Loans £ million	Total £ million
Group				
At 31 March 2002	13	18	26	57
Exchange	–	(1)	(1)	(2)
Additions	15	–	40	55
Disposals	–	(4)	–	(4)
Amounts redeemed during the year	–	–	(4)	(4)
Businesses sold	–	–	(11)	(11)
Movement in provisions	–	(2)	(28)	(30)
At 31 March 2003	**28**	**11**	**22**	**61**

Other equity investments comprise listed securities amounting to £3 million (2002 – £7 million) and unlisted securities amounting to £8 million (2002 – £11 million).

Listed securities are stated above at cost. At 31 March 2003, the market value of listed securities was £29 million (2002 – £25 million).

Unlisted securities are stated above at cost less amounts provided of £4 million (2002 – £5 million). The directors' valuation of the unlisted securities is £8 million (2002 – £10 million).

Loans are stated above at cost less amounts provided of £32 million (2002 – £6 million) and include amounts due from joint ventures and associates of £4 million (2002 – £15 million). Also included are the loan notes received as part of the consideration on the sale of Domino and Western. The provisions taken are to show these notes at fair value.

Tate & Lyle PLC	Own shares £ million
At 31 March 2002	13
Additions	15
At 31 March 2003	**28**

Own shares held by Tate & Lyle PLC and the Group comprise 8,528,318 Tate & Lyle PLC ordinary shares held in an Employee Share Ownership Plan ('ESOP') trust of which 6,873,469 shares are under option to employees. Tate & Lyle PLC controls the ESOP trust and accordingly its assets and liabilities and income and expenses are included in Tate & Lyle PLC's accounts. All but 0.001p per share of the dividends arising on the shares have been waived by the trust.

At 31 March 2003, the market value of own shares held was £25 million (2002 – £16 million).

17 Stocks	2003 Group £ million	2002 Group £ million
Raw materials, consumables and in-process stocks	175	164
Finished goods and goods held for resale	135	233
New crop expenditure	–	3
	310	400

18 Debtors	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Due within one year				
UK taxation	–	16	28	63
Overseas taxation	58	39	–	–
Trade debtors	221	298	–	–
Owed by subsidiary undertakings	–	–	2	3
Owed by joint ventures and associates	12	19	–	–
Other debtors	37	44	–	1
Prepayments and accrued income	26	18	2	1
	354	434	32	68
Subject to financing arrangements				
– Debtors	66	58	–	–
– Less: Non-returnable amounts received	(53)	(52)	–	–
	13	6	–	–
	367	440	32	68
Due after one year				
Deferred taxation	–	–	1	1
Pension prepayment	26	20	2	–
Other debtors	3	5	–	–
Prepayments and accrued income	2	2	–	2
	31	27	3	3

At 31 March 2003, £66 million (2002 – £58 million) of trade debtors had been sold to a third party. Non-returnable proceeds of £53 million had been received (2002 – £52 million). No profit or loss arose on the sale of these debtors. The Group is not obliged (and does not intend) to support any credit-related losses arising from the debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

19 Current asset investments	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Listed on overseas exchanges	30	31	–	–
Loans, short-term deposits and unlisted fixed interest securities	97	32	–	–
	127	63	–	–

Included in the above are deposits of £6 million (2002 – £5 million) pledged as security for loans to other subsidiaries.

20 Creditors – due within one year

	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Borrowings				
Bank overdrafts				
– Secured	2	1	–	–
– Unsecured	21	16	–	–
Other bank loans				
– Secured	1	–	–	–
– Unsecured	49	14	–	–
Short-term loans				
– Secured	4	5	–	–
– Unsecured	4	4	–	–
	81	40	–	–
Add: Current portion of long-term borrowings (note 21)	19	111	–	–
Owed to subsidiary undertakings	–	–	1 182	976
	100	151	1 182	976

Lenders of secured loans have a charge over certain tangible fixed assets.

The €53 million Variable Convertible Bonds 2005 carried at £49 million within 'Unsecured bank loans' were issued by Orsan SA, a subsidiary in which the Group has an 80.4% interest. Unless the options referred to below are exercised, the bonds will be redeemed in April 2005 for €58 million. At the option of the bondholders, each bond is convertible into four shares in Orsan in April 2005. Since the year-end, as part of the terms for the sale of Orsan which require their elimination prior to the completion of that sale, these bonds were acquired by the Group for a payment representing their nominal value plus accrued unpaid coupon.

Due to management's intention, at the balance sheet date, to redeem these bonds within the next 12 months, they have been classified within 'Creditors – due within one year'.

	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Other creditors				
Trade creditors	175	300	–	–
Accruals and deferred income	113	78	5	4
Owed to subsidiary undertakings	–	–	4	5
Payments received on account	1	1	–	–
Other creditors	20	24	–	1
Social security	15	11	–	–
Owed to joint ventures and associates	19	7	–	–
	343	421	9	10
Overseas taxation	53	21	–	–
UK taxation	35	–	–	–
Proposed dividends				
– Tate & Lyle PLC shares	61	59	61	59
– Minority interests in subsidiary undertakings	1	1	–	–
	150	81	61	59
	493	502	70	69

21 Borrowings – due after more than one year	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Debenture loans				
Industrial Revenue Bonds 2002-2023 (US$23,700,000)	15	18	–	–
Convertible Bonds 2005 (€53,000,000)	–	42	–	–
5¾% Guaranteed Bonds 2006 (€298,443,000)	206	183	–	–
Floating Rate Note 2007 (€148,960,000)	103	91	–	–
6.5% Guaranteed Note 2012 (£200,000,000)	199	–	–	–
Other variable unsecured loans	1	1	–	–
Other fixed unsecured loans	2	10	2	2
Obligations under finance leases	–	1	–	–
	526	346	2	2
Bank loans				
Variable unsecured loans	36	388	–	–
	562	734	2	2
Less: Current portion of long-term borrowings (note 20)	(19)	(111)	–	–
Owed to subsidiary undertakings	–	–	417	434
	543	623	419	436

Finance lease obligations are secured against the assets concerned.

	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Maturity of borrowings				
Over one year and up to two years	7	251	–	–
Over two years and up to three years	12	7	–	–
Over three years and up to four years	313	55	120	–
Over four years and up to five years	1	279	–	107
Over five years	210	31	299	329
	543	623	419	436

Included above are borrowings that are repayable by instalments amounting to £24 million (2002 – £29 million) and borrowings maturing after five years that are repayable other than by instalments amounting to £208 million (2002 – £31 million).

The Group has further undrawn committed multicurrency facilities of £348 million (2002 – £461 million), which expire as follows:

	2003 £ million	2002 £ million
Within one year	25	158
Over one year and up to two years	–	184
Over two years and up to five years	323	119
	348	461

21 Borrowings – due after more than one year continued

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

At 31 March 2003, a US subsidiary had an outstanding bank borrowing of US$525 million, the principal amount of which is guaranteed by another Group company by way of letters of credit issued by banks backed by its assets. The guarantee is such as to make this borrowing in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and deposit are offset in these accounts.

At 31 March 2003, the same US subsidiary also had outstanding a five-year bank borrowing of US$275 million drawn down in March 2001 in the form of a registered loan note issuance. Repayment of the loan note is secured on a portfolio of sovereign debt in the same principal amount owned by a third party, the purchase of which was financed indirectly by another Group company subscribing to a five-year loan note which will, in the event of a default, be exchangeable for the US subsidiary's loan note. In a similar manner to the transaction described in the previous paragraph, the agreements involved are such that this borrowing is in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and note subscription are offset in these accounts.

22 Other creditors – due after more than one year

	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Accruals and deferred income	2	2	–	–
Other	2	1	–	–
	4	3	–	–
Falling due as follows:				
Over one year and up to two years	1	–	–	–
Over two years and up to five years	1	1	–	–
Over five years	2	2	–	–
	4	3	–	–

23 Provisions for liabilities and charges

	Deferred taxation £ million	Insurance funds £ million	Pensions (note 24) £ million	Retirement medical benefits (note 24) £ million	Other provisions £ million	Total £ million
Group						
At 31 March 2002	67	63	52	130	29	341
Exchange differences	(5)	(6)	–	(13)	2	(22)
Businesses sold	(11)	–	–	–	–	(11)
(Credited)/charged to the profit and loss account	2	(10)	9	8	2	11
Utilised in period	–	–	(44)	(7)	(7)	(58)
At 31 March 2003	**53**	**47**	**17**	**118**	**26**	**261**

Insurance funds represents amounts provided by the Group's captive third party insurance subsidiary in respect of the expected level of insurance claims.

Other provisions principally comprise costs arising from recent restructuring initiatives, including £12 million relating to the integration of Amylum. Largely in respect of staff-related costs, these provisions are expected to be utilised over the next few years.

Tate & Lyle PLC	Pensions (note 24) £ million
At 31 March 2002	4
Charged to profit and loss account	1
Utilised in period	(5)
At 31 March 2003	**–**

Analysis of deferred tax liability/(asset)	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Capital allowances in excess of depreciation	**181**	224	**–**	–
Retirement benefits	**(56)**	(63)	**(1)**	(1)
Other timing differences	**(35)**	(48)	**–**	–
Undiscounted provision for deferred tax	**90**	113	**(1)**	(1)
Effect of discount	**(37)**	(46)	**–**	–
Discounted provision for deferred tax	**53**	67	**(1)**	(1)

Certain Group companies have unutilised tax losses of £149 million (2002 – £130 million) that have not been recognised since it is not sufficiently certain that there will be suitable future taxable profits against which they may be offset.

24 Retirement benefits

a) Retirement benefit schemes

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

On 1 April 2002, the scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new employees.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes and multi-employer pension arrangements.

The Group's subsidiaries in the USA provide unfunded retirement medical and life assurance benefits to their employees.

b) Accounting and disclosures

The Group accounts for retirement benefits in accordance with SSAP24 'Accounting for Pensions' and the related disclosures are set out in section c) below.

The Group has adopted the transitional disclosure requirements of FRS17 'Retirement Benefits'. It differs from SSAP24 principally with regard to the choice of assumptions and in that differences between the market value of the assets and liabilities of the retirement benefit schemes are recognised immediately in the balance sheet whereas they are recognised on a smoothed basis through the profit and loss account under SSAP24. The Group is not required to account for retirement benefits under FRS17 as full implementation has been deferred, but is required to present certain transitional disclosures which are set out in section d) below.

c) SSAP24 disclosures

i) Pensions

The main scheme is the Tate & Lyle Group Pension Scheme which provides benefits related to service and final salary. The most recent valuation of the scheme was prepared as at 31 March 2001 by a qualified actuary using the projected unit method.
The method differed from that used previously in that the investments were taken at their market value and the discount rate used to assess the level of the liabilities was set by reference to the expected return on the current market value of the assets. The principal actuarial assumptions made were that, over the long term, the total return on investments currently held by the scheme will be 5.5% per annum, the total return on future investments will be 6.1% per annum, pensionable salaries will increase at 4.3% per annum and the rate of future retail price inflation will be 2.5% per annum. Provision was made for pension increases of 2.5% provided under the rules of the scheme. The valuation showed a surplus which the actuary advised was sufficient to support the continued suspension of contributions.

Overall, at the date of their most recent actuarial valuations, the market value of the assets of the Group's defined benefit pension schemes in surplus was £1,110 million and of those schemes in deficit was £39 million. The actuarial value of the assets was sufficient to cover 104% and 74% respectively of the benefits accrued to members, after allowing for future salary increases.

However, the UK Group scheme actuaries have estimated, for the purposes of SSAP24, that the surplus arising at 31 March 2001 had been replaced by a small deficit by 31 March 2002. At the beginning of the 2003 financial year, a small injection was made into the fund and contributions were recommenced. During 2003, the scheme actuaries estimated that the fund had fallen further into deficit due to adverse market movements in fiscal 2003 and the Company made an additional contribution bringing the total to £32 million during the year. The Group has, therefore, not recognised any amortisation of the surplus identified at 31 March 2001 in the year ended 31 March 2003.

An actuarial valuation as at 31 March 2003 is currently underway, but has still to be completed.

ii) Healthcare

Valuations of the retirement healthcare schemes operated by the Group's US subsidiaries are conducted annually by a qualified actuary using the projected unit method. The principal actuarial assumptions used in the most recent valuation as at 1 April 2002 were that medical costs would increase by 9.0% in 2003 reducing ultimately to 5.0% and a discount rate of 7.25% was used.

24 Retirement benefits continued

d) FRS17 disclosures

The information provided below has been prepared by independent qualified actuaries based on the most recent actuarial valuations of the schemes concerned updated to take account of the valuations of assets and liabilities as at 31 March 2003.

i) Pensions

Principal assumptions at 31 March 2003	UK %	US %	Others %
Inflation rate	2.5	3.5	2.5
Salary increases	4.2	4.5	4.6
Pension increases	2.5	n.a.	1.6
Discount rate	5.4	6.4	5.8
Long-term expected rate of return on assets			
– Equities	8.1	9.8	7.8
– Bonds	4.5	7.0	5.0
– Other assets	4.0	n.a.	5.0

Valuation of pension scheme assets and liabilities at 31 March 2003	UK £ million	US £ million	Others £ million	Total £ million
Equities	259	106	20	385
Bonds	349	65	22	436
Other assets	32	7	16	55
Total market value of assets	640	178	58	876
Present value of scheme liabilities	(737)	(270)	(65)	(1 072)
Deficit in the scheme	(97)	(92)	(7)	(196)
Related deferred tax asset	29	37	2	68
Net pension liability	(68)	(55)	(5)	(128)

Principal assumptions at 31 March 2002	UK %	US %	Others %
Inflation rate	2.8	3.5	2.7
Salary increases	4.5	4.5	4.6
Pension increases	2.8	n.a.	1.3
Discount rate	5.8	7.3	6.2
Long-term expected rate of return on assets			
– Equities	7.9	9.5	7.2
– Bonds	5.0	7.0	5.0
– Other assets	4.0	n.a.	5.0

Valuation of pension scheme assets and liabilities at 31 March 2002	UK £ million	US £ million	Others £ million	Total £ million
Equities	362	148	26	536
Bonds	318	83	23	424
Other assets	17	–	9	26
Total market value of assets	697	231	58	986
Present value of scheme liabilities	(714)	(266)	(56)	(1 036)
(Deficit)/surplus in the scheme	(17)	(35)	2	(50)
Related deferred tax asset	5	14	–	19
Net pension (liability)/asset	(12)	(21)	2	(31)

24 Retirement benefits continued

ii) Healthcare

Principal assumptions at 31 March 2003	%
Inflation rate	3.5
Discount rate	6.4

Valuation of healthcare scheme liabilities at 31 March 2003	£ million
Present value of scheme liabilities	(104)
Related deferred tax asset	41
Net scheme liability	(63)

Principal assumptions at 31 March 2002	%
Inflation rate	3.5
Discount rate	7.5

Valuation of healthcare scheme liabilities at 31 March 2002	£ million
Present value of scheme liabilities	(117)
Related deferred tax asset	47
Net scheme liability	(70)

iii) Financial impact of FRS17 at 31 March 2003

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2003 would have been as follows:

	Net assets £ million
As reported under current accounting policies	1 044
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 23)	17
– Pension prepayment (note 18)	(26)
– Healthcare provision (note 23)	118
– Related deferred tax asset	(56)
	53
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	(196)
– Healthcare liability	(104)
– Related deferred tax asset	109
	(191)
As stated in accordance with FRS17	906

The reduction in the Group's net assets at 31 March 2003 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £138 million from £402 million to £264 million.

24 Retirement benefits continued

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2002 would have been as follows:

	Net assets £ million
As reported under current accounting policies	1 081
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 23)	52
– Pension prepayment (note 18)	(20)
– Healthcare provision (note 23)	130
– Related deferred tax asset	(63)
	99
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	(50)
– Healthcare liability	(117)
– Related deferred tax asset	66
	(101)
As stated in accordance with FRS17	1 079

The reduction in the Group's net assets at 31 March 2002 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £2 million from £431 million to £429 million.

iv) Analysis of the amount that would be charged to operating profit on an FRS17 basis

	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Current service cost	10	5	3	18
Past service cost	1	–	–	1
Settlement, curtailment and special termination benefits	–	–	–	–
Total operating charge	11	5	3	19

	£ million
Healthcare	
Current service cost	1
Past service cost	–
Settlement, curtailment and special termination benefits	(1)
Total operating charge	–

v) Analysis of the amount that would be credited/(charged) to other finance income on an FRS17 basis

	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Expected return on pension plan assets	45	18	3	66
Interest on pension plan liabilities	(41)	(18)	(3)	(62)
Net return	4	–	–	4

	£ million
Healthcare	
Interest on liabilities	(8)
Net expense	(8)

vi) Analysis of the amount that would be recognised in the statement of total recognised gains and losses on an FRS17 basis	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Actual return less expected return on pension plan assets	(116)	(38)	(7)	(161)
Experience gains and losses arising on the plan liabilities	5	–	1	6
Change in assumptions underlying the present value of the plan liabilities	(15)	(28)	(1)	(44)
Exchange	–	7	(2)	5
Actuarial loss recognised in statement of total recognised gains and losses	(126)	(59)	(9)	(194)

	£ million
Healthcare	
Experience gains and losses arising on the healthcare liabilities	12
Change in assumptions underlying the present value of the healthcare liabilities	(9)
Exchange	12
Actuarial loss recognised in statement of total recognised gains and losses	15

vii) History of experience gains and losses which would be recognised on an FRS17 basis	UK	US	Other	Total
Pensions				
Difference between the expected and actual return on plan assets:				
Amount (£ million)	(116)	(38)	(7)	(161)
Percentage of plan assets	18.1%	21.1%	12.4%	18.3%
Experience gains and losses on plan liabilities:				
Amount (£ million)	5	–	1	6
Percentage of the present value of plan liabilities	0.7%	0.1%	1.0%	0.6%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)	(126)	(59)	(9)	(194)
Percentage of the present value of the plan liabilities	17.0%	22.0%	13.6%	18.1%

	£ million
Healthcare	
Experience gains and losses on healthcare liabilities:	
Amount (£ million)	12
Percentage of the present value of healthcare liabilities	12.0%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£ million)	15
Percentage of the present value of the plan liabilities	14.8%

Analysis of the movement in deficit in the scheme during the year	£ million
Deficit as at 31 March 2002	(167)
Contributions (or benefits paid for unfunded plans)	67
Current service cost	(17)
Past service cost	(1)
Settlement/curtailment cost	1
Other finance charge	(4)
Actuarial loss	(196)
Currency gain	17
Deficit as at 31 March 2003	(300)

25 Contingent liabilities	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
Loans and overdrafts of subsidiaries, joint ventures, associates and former subsidiaries guaranteed	9	11	524	645
Trade guarantees	10	6	–	–

Guarantees given in respect of loans and overdrafts are limited as follows: guarantees given by the Group may not exceed £11 million (2002 – £23 million); guarantees given by Tate & Lyle PLC may not exceed £1,505 million (2002 – £1,808 million).

Other trade guarantees have been given in the normal course of business by the Group and by Tate & Lyle PLC at both 31 March 2003 and 31 March 2002. These are excluded from the figures given above and are in respect of Customs and Excise and Intervention Board for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation generally arising in the ordinary course of its business, some of which are for substantial amounts. All such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements. Outstanding claims include the class actions against, inter alia, AE Staley in the Illinois and Oregon Federal District Courts which arose after the grand jury investigation concerning high fructose corn syrup pricing. Those actions were filed in 1995 and are proceeding to trial despite the disbanding of that grand jury in 1999 with no indictments being brought.

While there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's future results or financial position.

26 Financial commitments

The Group leases railway wagons, vehicles, plant and equipment and office buildings through non-cancellable operating leases. Certain of these leases contain escalation clauses, renewal options and purchase options.

	2003 Group £ million	2002 Group £ million	2003 Tate & Lyle PLC £ million	2002 Tate & Lyle PLC £ million
a) Annual rentals payable on operating leases				
i) Plant and machinery				
Leases which expire:				
– Within one year	1	2	–	–
– Between second and fifth years	3	2	–	–
– Over five years	16	17	–	–
	20	21	–	–
ii) Land and buildings				
Leases which expire:				
– Within one year	–	1	–	–
– Between second and fifth years	1	1	–	–
– Over five years	4	5	3	3
	5	7	3	3
b) Total future rentals payable on operating leases				
Rentals payable:				
– Within one year	25	28	3	3
– In second year	20	23	3	3
– In third year	19	19	3	3
– In fourth year	16	18	3	3
– In fifth year	15	16	3	3
– More than five years	114	62	19	19
	209	166	34	34
c) Contracts for capital expenditure				
Expenditure contracted for but not provided for in the accounts	9	6	–	–

27 Share capital

	2003 £ million	2002 £ million
Authorised share capital of Tate & Lyle PLC		
2,394,000 6½% cumulative preference shares of £1 each	**2**	2
790,424,000 ordinary shares of 25p each (2002 – 790,424,000)	**198**	198
	200	200
Allotted and fully paid		
2,394,000 6½% cumulative preference shares of £1 each (2002 – 2,394,000)	**2**	2
482,106,146 ordinary shares of 25p each (2002 – 481,841,560)	**121**	121
	123	123

Details of shares allotted during the year are given in the Directors' Report on page 28.

On a return of capital on a winding-up, the holders of 6½% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any of such matters.

At 31 March 2003, options had been granted and were still outstanding under the Company's share option schemes as follows:

Options over ordinary shares of 25p each	Savings related schemes	Executive schemes	Total
Outstanding at 31 March 2002	2 781 787	12 253 957	15 035 744
Granted	297 345	3 709 090	4 006 435
Exercised	(59 482)	(264 665)	(324 147)
Lapsed	(470 528)	(2 280 512)	(2 751 040)
Outstanding at 31 March 2003	**2 549 122**	**13 417 870**	**15 966 992**
Options exercisable at 31 March 2002	78 200	929 750	1 007 950
Options exercisable at 31 March 2003	**46 313**	**1 036 968**	**1 083 281**
Range of option exercise prices (pence)	182 – 387	274 – 494	182 – 494
Weighted average exercise price (pence)	220.3	335.6	317.2
Weighted average remaining life (months)	33.1	88.5	79.7

At 31 March 2003, 37,022,988 ordinary shares were available to be granted as options (2002 – 29,750,795 ordinary shares).

Rights associated with options granted under the executive share option scheme vest three years after the date of grant and are exercisable within ten years after date of grant, at a price equal to market price on the grant date. Exercises of executive share options granted after November 1995 are subject to performance conditions. Rights associated with options granted under the SAYE share option scheme vest three, five or seven years after the date of grant, the period being specified at the grant date. SAYE options are exercisable within six months after the date on which rights are vested, generally at a price 20% below market price on the grant date.

Analysis of ordinary shareholders	No. of holdings	%	Total shares thousands	%
At 31 March 2003 by size of holding				
Up to 500 shares of 25p each	5 368	27.2	1 474	0.3
501 – 1 000	4 590	23.3	3 595	0.8
1 001 – 1 500	2 705	13.7	3 398	0.7
1 501 – 2 000	1 838	9.3	3 312	0.7
2 001 – 5 000	3 467	17.6	10 913	2.3
5 001 – 10 000	841	4.3	5 929	1.2
10 001 – 200 000	710	3.6	32 034	6.6
200 001 – 500 000	94	0.5	30 519	6.3
Above 500 000	100	0.5	390 932	81.1
	19 713	**100.0**	**482 106**	**100.0**

27 Share capital continued

Substantial interests in share capital

The following notifications of significant shareholders' interests had been received by 4 June 2003 under the provisions of the Companies Act 1985.

	Number of shares	% of ordinary issued share capital notified
Material interest		
Archer-Daniels-Midland Company ('ADM')*	75 951 086	15.75
Compagnie Industrielle et Financière des Produits Amylaces SA ('CIP')	48 183 913	9.99
Barclays PLC	28 968 069	6.01
Legal and General Group plc	14 557 855	3.02

*The material interest of 15.75% disclosed by ADM includes all of the 9.99% material interest disclosed by CIP as ADM has an unspecified interest in the share capital of CIP. ADM's direct interest is 5.76%.

28 Reserves

	Share premium £ million	Revaluation reserve £ million	Merger reserve £ million	Other reserves £ million	Profit and loss account £ million	Total £ million
Group						
At 31 March 2002	380	31	63	15	431	920
Exchange differences	–	2	–	(1)	(67)	(66)
Tax on exchange differences	–	–	–	–	(21)	(21)
Issue of new shares	1	–	–	–	–	1
Retained profit for the period	–	–	–	–	46	46
Goodwill transferred to the profit and loss account	–	–	–	–	9	9
Other transfers	–	(1)	–	(3)	4	–
At 31 March 2003	**381**	**32**	**63**	**11**	**402**	**889**

Cumulative post-acquisition retained profits of joint ventures and associates included within the profit and loss account reserve amount to £64 million (2002 – £66 million).

Cumulative goodwill written-off to the profit and loss account reserve amounted to £309 million (2002 – £345 million).

The revaluation reserve represents the depreciated value of revaluation surpluses recognised prior to the adoption of FRS15 'Tangible Fixed Assets'. In each period, depreciation relating to these revaluation surpluses is charged to operating profit and a corresponding transfer is made from the revaluation reserve to the profit and loss account reserve. In 2003, the depreciation charge was £1 million (2002 – £1 million).

The merger reserve arose on the acquisition of the minority interests in Amylum and Staley in 2000 and is non-distributable.

Other reserves represent the statutory reserves of certain overseas subsidiaries and are non-distributable.

Tate & Lyle PLC	Share premium £ million	Profit and loss account £ million	Total £ million
At 31 March 2002	380	395	775
Issue of new shares	1	–	1
Loss for the period	–	(110)	(110)
At 31 March 2003	**381**	**285**	**666**

The loss for the period before dividends dealt with in the accounts of the Company amounted to £23 million (2002 – £73 million loss).

After allowing for the proposed final dividend of £61 million, the remaining amount available for the payment of dividends by the Company at 31 March 2003 was £285 million.

29 Reconciliation of operating profit to operating cash flows

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Operating profit	172	172
Depreciation of tangible fixed assets	110	121
Operating exceptional items – impairment of assets	39	–
Amortisation of goodwill	8	8
(Increase)/decrease in working capital (note 30)	(6)	143
Provisions against fixed asset investments	–	1
Net cash inflow from operating activities	323	445

30 Change in working capital

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Decrease in stocks (note 17)	90	97
Decrease in debtors due within one year (note 18)	76	89
(Increase)/decrease in debtors due after more than one year (note 18)	(4)	3
(Decrease)/increase in creditors due within one year (note 20)	(78)	4
Increase in creditors due after more than one year (note 22)	1	–
(Decrease)/increase in provisions for liabilities and charges (note 23)	(66)	10
Movement during period	19	203
Exchange differences	(7)	(7)
Acquisitions and disposals during period	(23)	(55)
Other items	5	2
(Increase)/decrease in working capital	(6)	143

Working capital includes provisions and excludes taxation, dividends and items affecting total Group borrowings. Other movements represent the elimination of balances within debtors and creditors attributable to interest, tangible fixed assets and fixed asset investments.

31 Reconciliation of net cash flow to movement in net debt

	Year to 31 March 2003 £ million	Year to 31 March 2002 £ million
Decrease in cash during the period	(32)	18
Cash outflow from reduction in debt	154	298
Cash outflow from management of liquid resources	67	2
Decrease in net debt resulting from cash flows	189	318
Changes in net debt not involving cash flows:		
– Net debt of subsidiaries sold	–	1
– Amortisation of bond discount – Convertible Bond 2005	(2)	(2)
	187	317
Exchange differences	(19)	7
Decrease in net debt during the period	168	324
Net debt at start of period	(639)	(963)
Net debt at end of period	(471)	(639)

Liquid resources comprise current asset investments.

32 Analysis of net debt	At 31 March 2002 £ million	Cash flow £ million	Non-cash movements £ million	Exchange movements £ million	At 31 March 2003 £ million
Current asset investments	63	67	–	(3)	**127**
Cash at bank and in hand	72	(28)	–	1	**45**
Overdrafts	(17)	(4)	–	(2)	**(23)**
Cash and liquid resources	118	35	–	(4)	**149**
Other borrowings due within one year	(134)	104	(49)	2	**(77)**
Borrowings due after one year	(623)	50	47	(17)	**(543)**
Borrowings	(757)	154	(2)	(15)	**(620)**
Net debt	(639)	189	(2)	(19)	**(471)**

33 Fair value of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors.

Fair value is defined as the amount at which a financial instrument could be exchanged in an arm's-length transaction between informed and willing parties, excluding accrued interest, and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. All debt and financial instruments used to manage the interest rate and currency of borrowings with a maturity of less than three months after the balance sheet date are assumed to have a fair value equal to the book value. The book values are the amounts recorded in the balance sheet and include premium payments or receipts which are recognised over the period to which the relevant instrument relates. Initial margin deposits held by brokers as collateral in respect of open futures positions are excluded from the currency risk disclosures. The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Operating and Financial Review on pages 14 to 20.

The fair value of the Group's financial instruments at 31 March 2003 was:

	2003 Book value £ million	2003 Fair value £ million	2002 Book value £ million	2002 Fair value £ million
Financial instruments held or issued to finance the Group's operations:				
Fixed asset investments	**18**	**18**	11	11
Cash at bank and in hand	**45**	**45**	72	72
Current asset investments	**127**	**127**	63	63
Borrowings	**(643)**	**(697)**	(774)	(784)
Non-equity shares	**(2)**	**(2)**	(2)	(2)
Loans to associates and joint ventures	**4**	**4**	15	15
Financial instruments used to manage the interest rate and currency of borrowings:				
Interest and currency-related derivatives	**2**	**(4)**	3	(3)
Financial instruments used to hedge future transactions:				
Commodity and currency-related instruments	**9**	**10**	(5)	(1)

34 Currency and interest rate exposure of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors.

After taking into account the various interest rate and cross currency interest rate swaps entered into by the Group, the currency and interest rate exposure of the financial liabilities of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2003				
Sterling	50	2	2	54
US dollars	294	(168)	–	126
Canadian dollars	–	1	–	1
Euro	155	308	1	464
Others	–	–	–	–
Total	499	143	3	645
Of which:				
– Gross borrowings	499	143	1	643
– Non-equity shares	–	–	2	2
	499	143	3	645

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2002				
Sterling	2	70	2	74
US dollars	265	45	–	310
Canadian dollars	–	(30)	–	(30)
Euro	137	262	1	400
Others	–	22	–	22
Total	404	369	3	776
Of which:				
– Gross borrowings	404	369	1	774
– Non-equity shares	–	–	2	2
	404	369	3	776

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2003			
Sterling	6.5%	9.2	–
US dollars	4.9%	2.6	–
Euro	5.7%	3.5	2.2
Average	5.6%	4.8	2.2

34 Currency and interest rate exposure of financial assets and liabilities continued

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2002			
Sterling	8.0%	5.3	–
US dollars	5.9%	0.2	–
Euro	5.7%	4.3	1.0
Average	5.7%	4.3	1.0

The floating rate borrowings, cash and current asset investments bear interest based on relevant national LIBOR equivalents or government bond rates.

The maturity of the Group's financial liabilities was:

	Total financial liabilities		Gross borrowings		Net borrowings	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Within 1 year	**100**	151	**100**	151	**(72)**	16
Between 1 and 2 years	**7**	251	**7**	251	**7**	251
Between 2 and 5 years	**326**	341	**326**	341	**326**	341
More than 5 years	**212**	33	**210**	31	**210**	31
	645	776	**643**	774	**471**	639

Financial liabilities maturing after more than five years include £2 million (2002 – £2 million) in respect of non-redeemable 6½% cumulative preference shares.

The currency and interest rate exposure of the financial assets of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2003				
Sterling	–	(15)	(1)	(16)
US dollars	18	(137)	9	(110)
Canadian dollars	–	54	1	55
Euro	–	275	2	277
Others	–	(1)	–	(1)
Total	18	176	11	205
Of which:				
– Fixed asset investments	18	4	–	22
– Current asset investments	–	127	–	127
– Working capital	–	–	11	11
– Cash at bank and in hand	–	45	–	45
	18	176	11	205

The Group also has financial assets relating to cross currency swaps with a nominal value of £150 million, an average interest rate of 6.5% and average maturity of 9.3 years. These fixed rate instruments have been shown on a net basis within the financial liabilities table.

34 Currency and interest rate exposure of financial assets and liabilities continued

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2002				
Sterling	–	3	–	3
US dollars	11	84	(3)	92
Canadian dollars	–	2	(1)	1
Euro	–	51	2	53
Others	–	10	–	10
Total	11	150	(2)	159
Of which:				
– Fixed asset investments	11	15	–	26
– Current asset investments	–	63	–	63
– Working capital	–	–	(2)	(2)
– Cash at bank and in hand	–	72	–	72
	11	150	(2)	159

The instruments used for hedging Group exposure to movements in interest rates, exchange rates and commodity prices are detailed in the Operating and Financial Review on pages 14 to 20. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

	Gains £ million	Losses £ million	Total net gains/(losses) £ million
Unrecognised gains and losses on hedges at 31 March 2002	18	(20)	(2)
Transferred from losses to gains	(1)	1	–
Transferred from gains to losses	(3)	3	–
Deduct: Gains and losses arising in previous years that were recognised in 2003	(15)	13	(2)
Gains and losses arising before 31 March 2002 that were not recognised in 2003	(1)	(3)	(4)
Gains and losses arising in 2003 that were not recognised in 2003	19	(20)	(1)
Unrecognised gains and losses on hedges at 31 March 2003	**18**	**(23)**	**(5)**
Of which:			
– Gains and losses expected to be recognised in 2004 financial year	10	(9)	1
– Gains and losses expected to be recognised in 2005 financial year or later	8	(14)	(6)
	18	**(23)**	**(5)**

Gains and losses on certain financial instruments are recognised on the Group's balance sheet but their recognition in the Group's profit and loss account is deferred until future periods. Deferred gains at 31 March 2002 were £6 million, of which £5 million was recognised in 2003. A further £8 million of deferred gains arose in the period. £8 million of these gains are expected to be recognised in the 2004 financial year. Deferred losses at 31 March 2002 were £10 million, of which £9 million was recognised in 2003. £22 million of deferred losses arose in the period, £21 million of these losses are expected to be recognised in 2004.

35 Currency analysis of net assets

The Group's borrowings and net assets by currency at 31 March 2003 were:

	Net operating assets, dividends and tax balances £ million	Net borrowings £ million	2003 Total net assets £ million	2002 Total net assets £ million
Sterling	273	(67)	206	242
US dollars	536	(262)	274	489
Canadian dollars	45	53	98	88
Euro	474	(190)	284	70
Others	187	(5)	182	192
Total net assets	1 515	(471)	1 044	1 081

The amounts shown above for net borrowings and total net assets are after taking into account various cross currency interest rate swaps and forward foreign exchange contracts entered into by the Group.

There are no material transactional currency exposures in the Group.

36 Disposals

During 2003, the Group continued to pursue the disposal of non-core and non-performing businesses.

The profit recognised during the period on disposal of businesses was as follows:

	£ million
Sale proceeds	60
Net assets sold:	
Intangible fixed assets	1
Tangible fixed assets	(19)
Other fixed asset investments	(11)
Stock	(98)
Debtors	(15)
Net debt	–
Other liabilities	90
Provisions	11
Profit on disposal	19

Sale proceeds recognised during the period comprised:

	£ million
Cash (net of sundry costs of £3 million)	55
Loan notes	7
Deferred consideration	(2)
	60

The businesses sold contributed the following amounts to cash flows during the year prior to disposal:

	£ million
Cash flow from operating activities	8
Returns on investment and servicing of finance	1
Taxation paid	(2)
Capital expenditure and financial investment	5
Net cash inflow before financing	12

main subsidiaries and investments at 31 March 2003

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
Amylum UK Limited	Cereal sweeteners & starches	100
Redpath (UK) Limited	Holding company	100
The Molasses Trading Company Limited	Holding company	100
Tate & Lyle Holdings Limited[2, 3]	Holding company	100
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100
Tate & Lyle Industries Limited	See below	100
Tate & Lyle International Finance PLC[2]	In-house banking	100
Tate & Lyle Investments Limited[2]	Holding company	100
Tate & Lyle Investments (USA) Limited	Holding company	100
Tate & Lyle Sugar Quay Investments Limited[2]	Holding company	100
Tate & Lyle Ventures Limited[2]	Holding company	100
United Molasses (Ireland) Ltd[4]	Molasses	50

1. Registered in England and Wales, except United Molasses (Ireland) Ltd, which is registered in Northern Ireland.
2. Direct subsidiaries of Tate & Lyle PLC.
3. Tate & Lyle PLC holds directly 78.5% of Tate & Lyle Holdings Limited.
4. Non-coterminus year-end.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Sucralose	High intensity sweeteners
Tate & Lyle Citric Acid	Citric acid
Tate & Lyle Process Technology	Sugar technology
Tate & Lyle Europe	Sugar refining and trading, molasses and bulk liquid storage

Subsidiaries operating overseas		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Barbados	Caribbean Antilles Molasses Company Limited	Molasses	100
Belgium	Amylum Europe NV	Cereal sweeteners & starches	100
	Tameco NV	Molasses	100
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance	100
	Tate & Lyle Reinsurance Limited	Reinsurance	100
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company	60
Brazil	Mercocitrico Fermentações S.A.[1]	Citric acid and sugar trading	100
Canada	Tate & Lyle North American Sugars Limited	Sugar refining	100
China	Orsan Guangzhou Gourmet Powder Company Limited[1]	Glutamate producer	(51) 41
Denmark	Nordisk Melasse A/S	Molasses	100
France	Amylum France SAS	Cereal sweeteners & starches	100
	France Melasse SA[1]	Molasses	(61.6) 40.6
	Orsan SA	Glutamate producer	80.4
	Société Européenne des Mélasses SA[1]	Holding company	66
Germany	Hansa Melasse – Handelsgesellschaft mbH	Molasses	100
Greece	Amylum Hellas SA	Cereal sweeteners & starches	99
Guyana	Caribbean Molasses Company Inc	Molasses	100
India	Tate & Lyle Investments (India) Pvt Ltd	Holding company	100
Italy	Melitalia SpA	Molasses	100
Mauritius	The Mauritius Molasses Company Limited	Molasses	66.7
Mexico	Mexama, SA de CV[1]	Citric acid	65.4
	Tate & Lyle Mexico SA de CV[1]	Holding company	100
Morocco	Amylum Maghreb SA	Cereal sweeteners & starches	(100) 97.4
Mozambique	Companhia Exportadora de Melaços	Molasses	100
Netherlands	Amylum Nederland BV	Cereal sweeteners & starches	(100) 98
	Nederlandsche Melasse Handel Maatschappij BV	Molasses	100
	Tate & Lyle Holland BV	Holding company	100
Norway	Tate & Lyle Norge A/S	Sugar distribution	100
Portugal	Alcântara Empreendimentos SGPS, SA[1]	Holding company	100
	Alcântara Refinarias – Açucares, SA[1]	Sugar refining	100
	Tate & Lyle (Portugal) Importaçao e Exportaçao Ltda[1]	Molasses	100

main subsidiaries and investments at 31 March 2003

Subsidiaries operating overseas continued		Type of business	Percentage of equity attributable to Tate & Lyle PLC
South Africa	The Pure Cane Molasses Company (Durban) (Pty) Ltd	Molasses	100
Spain	Amylum Ibérica SA	Cereal sweeteners & starches	97.4
	United Molasses (España) SA	Molasses	100
Trinidad	Caribbean Bulk Storage and Trading Company Ltd[1]	Molasses	100
USA	A E Staley Manufacturing Company	Cereal sweeteners & starches	100
	Staley Grain Inc	Cereal sweeteners & starches	100
	Staley Holdings Inc	Holding company	100
	Tate & Lyle Finance, Inc	In-house banking	100
	Tate & Lyle LLC	Holding company	100
	Tate & Lyle Holdings (US) LLP	Holding company	100
	TLI Holdings Inc	In-house banking	100
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9) 48.5

1. Non-coterminus year-end.

Joint ventures		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Bulgaria	Amylum Bulgaria AD[1, 3]	Cereal sweeteners & starches	(96.9) 48.5
Colombia	Sucromiles SA[3]	Citric acid	50
Czech Republic	Eastern Sugar Ceska Republica as[2, 3]	Sugar beet processing	(94.5) 47.3
Hungary	Hungrana kft[1, 3]	Cereal sweeteners & starches	(50) 25
	Eastern Sugar Rt[2, 3]	Sugar beet processing	(100) 50
Ireland	Premier Molasses Company Ltd[3]	Molasses	50
Italy	Sedamyl SpA	Cereal sweeteners & starches	50
Mexico	Almidones Mexicanos SA[3]	Cereal sweeteners & starches	50
	Grupo Industrial Azucarero de Occidente SA de CV[3]	Cane sugar manufacture	49
Netherlands	Eastern Sugar BV[3]	Holding company	50
	Eaststarch CV	Holding company	50
Romania	Amylum Romania SA[1, 3]	Cereal sweeteners & starches	(81.3) 40.6
Slovakia	Amylum Slovakia spol sro[1, 3]	Cereal sweeteners & starches	(100) 50
	Eastern Sugar Slovensko as[2, 3]	Sugar beet processing	(95.6) 47.8
Spain	Compania de Melazas SA[3]	Molasses	50
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100) 50

The share capital held is of ordinary shares.

1. Share capital held by Eaststarch CV.
2. Share capital held by Eastern Sugar BV.
3. Non-coterminus year-end.

Associate		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Thailand	Tapioca Development Corporation[1]	Starch production	33.3

1. Non-coterminus year-end.

Particulars of other subsidiaries and associated undertakings which are either not material or are dormant will be included in the forthcoming Annual Return.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries, joint ventures and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC.

Addresses and telephone numbers

Relevant addresses and telephone numbers are given on the back cover.

Dividends on Ordinary shares

Two payments were made during the tax year 2002/03 as follows.

Payment date	Dividend description	Dividend per share
7 August 2002	Final 2002	12.3p
14 January 2003	Interim 2003	5.5p

Services

Single Company Individual Savings Account (ISA)
Tate & Lyle's ordinary shares can be held in a Single Company ISA. For information, please call Lloyds TSB Registrars ISA Helpline on 0870 24 24 244.

Share dealing service
Hoare Govett Limited offers an execution only, 'Low Cost Postal Sharedealing Service' which enables UK resident investors to buy or sell Tate & Lyle's ordinary shares. Details can be obtained by writing to Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or calling their Service Helpline on 020 7661 6617. Transactions are executed and settled by Pershing Securities Limited.

Shareholding enquiries
Queries on shareholdings should be addressed to Tate & Lyle's Registrar, Lloyds TSB Registrars (see back cover for contact details).

Tate & Lyle's website (tateandlyle.com) and share price information
Tate & Lyle's website provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company. The share price is available on the website with a 20-minute delay. Similar information is available on many specialist websites, on Teletext and in several national newspapers.

Capital gains tax

The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

Tate & Lyle American Depositary Shares ('ADSs')

The Company's shares trade in the United States on the NASDAQ over the counter ('OTC') market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For more information, contact The Bank of New York at the address on the back cover.

Financial calendar (dates are provisional except those in italics)

2003 Annual General Meeting	*31 July 2003*
Announcement of interim results for six months to 30 September 2003	6 November 2003
Announcement of preliminary results for year ended 31 March 2004	3 June 2004
2004 Annual General Meeting	29 July 2004

Dividend on Ordinary shares	2003 Final	2004 Interim	2004 Final
Announced	*5 June 2003*	6 November 2003	3 June 2004
Payment date	*6 August 2003*[1]	13 January 2004	4 August 2004[1]

1. Subject to the approval of shareholders.

Dividends on 6½% Cumulative Preference shares
Paid 31 March and 30 September

Interest on Unsecured Loan Stocks
8% Unsecured Loan Stock 2003/2008 and
10.75% Unsecured Loan Stock 2003/2008
Paid 31 March and 30 September

Share information	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Pence per 25p ordinary share										
Closing share price	434.0	440.0	487.5	434.0	522.0	401.0	227.0	228.8	349.2	**299.0**
Earnings – basic	40.7	48.1	50.6	18.8	31.1	30.4	24.3	(50.0)	24.7	**27.8**
basic, before goodwill amortisation and exceptional items	38.0	43.9	54.1	40.5	35.7	28.5	30.0	14.8	22.2	**33.1**
Earnings – diluted	34.7	40.3	44.8	19.7	30.6	30.4	24.2	(49.8)	24.6	**27.7**
diluted, before goodwill amortisation and exceptional items	33.1	38.1	47.2	38.3	35.1	28.4	29.9	14.8	22.1	**33.0**
Dividend	13.3	14.8	16.3	17.0	17.0	17.2	17.8	17.8	17.8	**18.3**
Closing market capitalisation £m	1 934	1 960	2 203	1 968	2 378	1 832	1 039	1 102	1 683	**1 441**
Including convertible redeemable preference shares £m	375	234	68	36	32	–	–	–	–	–

Business ratios	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Interest cover – times	6.5	7.9	6.5	4.5	4.0	3.0	3.6	2.3	3.3	**7.6**
Profit before goodwill amortisation, exceptional items and interest of Tate & Lyle PLC and its subsidiaries divided by net interest charge										
Gearing	84%	75%	75%	84%	92%	84%	64%	91%	59%	**45%**
Net borrowings as a percentage of total net assets										
Net margin	7.9%	8.7%	8.3%	5.6%	6.4%	5.9%	7.0%	4.3%	5.3%	**7.8%**
Profit before interest and exceptional items as a percentage of total sales										
Return on net operating assets	17.7%	20.4%	20.3%	13.3%	13.7%	11.9%	13.5%	8.5%	10.5%	**14.2%**
Profit before interest and exceptional items as a percentage of average net operating assets										
Dividend cover – times	3.1	3.3	3.1	1.1	1.8	1.8	1.4	(2.8)	1.4	**1.5**
Basic earnings per share divided by dividends per share										
– before exceptional items and goodwill amortisation	2.9	3.0	3.3	2.4	2.1	1.7	1.7	0.8	1.2	**1.8**

In 2000, the Group changed its accounting reference date from 30 September to 31 March resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to March and have been calculated using the Group's published interim and full year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted as follows:

a) to exclude from the dividend for the year to March 1997, the Foreign Income Dividend enhancement of 1.325p per share included in the Interim 1997 dividend; and

b) to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000, the Final Dividend of 9.1p per share paid in respect of the transitional six-month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

Employment of capital	1994 £ million	1995 £ million	1996 £ million	1997 £ million	1998 £ million	1999 £ million	2000 £ million	2001 £ million	2002 £ million	2003 £ million
Fixed assets	1 366	1 484	1 718	1 764	1 821	1 892	1 854	1 860	1 699	**1 565**
Working capital	324	320	454	326	319	288	211	307	114	**94**
Net operating assets	1 690	1 804	2 172	2 090	2 140	2 180	2 065	2 167	1 813	**1 659**
Net borrowings	(745)	(743)	(915)	(955)	(1 030)	(986)	(805)	(963)	(639)	**(471)**
Net (liabilities)/assets for dividends and tax	(63)	(66)	(36)	(4)	7	(23)	4	(142)	(93)	**(144)**
Total net assets	882	995	1 221	1 131	1 117	1 171	1 264	1 062	1 081	**1 044**
Capital employed										
Called up share capital	115	115	116	116	117	117	117	123	123	**123**
Reserves	659	736	909	844	846	904	984	885	920	**889**
	774	851	1 025	960	963	1 021	1 101	1 008	1 043	**1 012**
Minority interests	108	144	196	171	154	150	163	54	38	**32**
	882	995	1 221	1 131	1 117	1 171	1 264	1 062	1 081	**1 044**

Profit summary	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Total sales	3 715	4 095	4 896	5 047	4 560	4 359	4 090	4 146	3 944	**3 167**
Group operating profit:										
Before goodwill amortisation and exceptional items	278	340	377	253	260	220	237	156	180	**219**
Goodwill amortisation	–	–	–	–	–	–	–	(5)	(8)	**(8)**
Operating exceptional items	–	(13)	(13)	(83)	(9)	(5)	–	–	–	**(39)**
Group operating profit	278	327	364	170	251	215	237	151	172	**172**
Share of profits of joint ventures and associates	15	17	27	30	30	37	47	29	36	**35**
Total operating profit	293	344	391	200	281	252	284	180	208	**207**
Non-operating exceptional items:										
Write-downs on planned sale of business	–	–	–	–	–	–	(50)	(307)	–	**(12)**
Profit/(loss) on sale of businesses	–	–	–	–	–	–	25	9	(5)	**19**
Profit/(loss) on sale of fixed assets	–	–	–	–	–	18	7	–	13	**(1)**
Profit/(loss) before interest	293	344	391	200	281	270	266	(118)	216	**213**
Net interest	(43)	(43)	(58)	(56)	(65)	(73)	(65)	(67)	(55)	**(29)**
Net interest of joint ventures and associates	(3)	(5)	(6)	(5)	(10)	(13)	(10)	(5)	(2)	**3**
Profit/(loss) before taxation	247	296	327	139	206	184	191	(190)	159	**187**
Taxation	(65)	(81)	(84)	(39)	(60)	(49)	(63)	(40)	(39)	**(57)**
Profit/(loss) after taxation	182	215	243	100	146	135	128	(230)	120	**130**
Minority interests	(22)	(29)	(34)	(14)	(7)	4	(17)	(6)	(2)	**2**
Profit/(loss) for the period	160	186	209	86	139	139	111	(236)	118	**132**
Dividends	(62)	(67)	(73)	(83)	(77)	(79)	(99)	(86)	(85)	**(86)**
Retained profit/(loss) for the period	98	119	136	3	62	60	12	(322)	33	**46**
Profit before tax, exceptional items and goodwill amortisation	247	309	340	222	215	171	209	113	159	**228**

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Website
http://www.tateandlyle.com

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